September 16, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

 RE: Midland National Life Separate Account C

Commissioners:

Enclosed for filing under the Securities Act of 1933 please find a copy of a Registration Statement on form N-4, registering a new class of variable annuity policies under that Act.

The Midland National Life Separate Account C ("Separate Account ") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-07772) in connection with other variable annuity products.

Financial statements, exhibits not included herein, and certain other information will be added by pre-effective amendment.

If you have any comments or questions about this filing, please contact Fred Bellamy of Sutherland Asbill & Brennan LLP at 202-383-0126 or fred.bellamy@sutherland.com.

Sincerely,

Jason L. Bradshaw

Senior Variable Compliance Consultant

cc:        Frederick R. Bellamy

            Sutherland Asbill & Brennan LLP

As filed with the Securities and Exchange Commission on September 16, 2011
Registration Nos. 333-811-07772

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	x
Pre-Effective Amendment No.	o
Post-Effective Amendment No.
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY	o
ACT OF 1940
Amendment No. 111	x

MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C
(Exact Name of Registrant)

MIDLAND NATIONAL LIFE INSURANCE COMPANY
(Name of Depositor)

One Sammons Plaza, Sioux Falls, SD 57193
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code:
(605) 335-5700

Name and Address of Agent for Service:	Copy to:

Stephen P. Horvat, Jr.	Frederick R. Bellamy, Esq.
Senior Vice President – Legal	Sutherland Asbill & Brennan LLP
Midland National Life Insurance Company	1275 Pennsylvania Avenue, N.W.
Sammons Financial Group	Washington, DC 20004-2415
525 W. Van Buren
Chicago, IL 60607

It is proposed that this filing will become effective:
o	Immediately upon filing pursuant to paragraph (b) of Rule 485
o	On	pursuant to paragraph (b) of Rule 485
o	60 days after filing pursuant to paragraph (a) of Rule 485
o	On	pursuant to paragraph (a) of Rule 485

Title of securities being registered:
[Marketing name] Variable Annuity
Individual Flexible Premium Variable Annuity Contracts.

Approximate Date of Proposed Public Offering: ----------------------------------------------------------

As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[Marketing Name] Variable Annuity Prospectus
December XX, 2011
An Individual Flexible Premium Deferred Variable Annuity
issued by: Midland National Life Insurance Company
through the Midland National Life Separate Account C

This prospectus describes what You should know before purchasing the [Marketing Name] Variable Annuity contract. Please read this prospectus carefully and keep it for future reference.

The [Marketing Name] Variable Annuity (the “Contract”) is designed to aid in long-term financial planning and provides for accumulation of capital on a tax-deferred basis for retirement or other savings needs. The minimum initial premium for a contract is $10,000.

The investment options available under your Contract are listed on the next page. No one insures or guarantees any of these investments. Separate prospectuses describe the investment objectives, policies and risks of each investment option.

Replacing an existing annuity with the Contract may not be of financial benefit to you. Your existing annuity may be subject to fees or penalties on surrender. Compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See “Distribution of the Contracts” for additional information about the amount of compensation We pay.

A Statement of Additional Information (“SAI”) about the contract and the Midland National Life Separate Account C, dated December XX, 2011 has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available free of charge by accessing the SEC’s Internet website (www.sec.gov) or upon request, free of charge, by writing to Us at Our Customer Service Center, Midland National Life Insurance Company, P.O. Box 758547, Topeka, Kansas 66675-8547 or by calling Our Customer Service Center toll-free (866) XXXX. The table of contents of the SAI is included at the end of this prospectus and is incorporated herein by reference. The SEC maintains a website (www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC.

You may allocate Your premiums to the Separate Account investment options (see Definitions) that invest in a specified mutual fund portfolio. The investment options are part of the following series funds or trusts:

·	Alger Portfolios
·	American Century Variable Portfolios, Inc.	[REPRESENTATIVE LIST]
·	Calvert Variable Series, Inc.
·	Fidelity® Variable Insurance Products Initial
Class and Service Class 2
·	PIMCO Variable Insurance Trust
·	Rydex Variable Trust

Your accumulation value in the investment options will increase or decrease based on investment performance of the mutual fund portfolios. You bear this risk. No one insures or guarantees any of these investments. Separate prospectuses describe the investment objectives, policies and risks of the portfolios.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE CONTRACT DESCRIBED IN THIS PROSPECTUS IS NOT A BANK DEPOSIT, NOT AN OBLIGATION OF A BANK, AND IS NOT GUARANTEED BY A BANK. THIS CONTRACT IS NOT INSURED OR GUARANTEED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. THE CONTRACT INVOLVES INVESTMENT RISK INCLUDING POSSIBLE LOSS OF PRINCIPAL.

The Separate Account investment options (the “subaccounts”) currently available under Your Contract are:

[Only Representative List of Funds Offered]

Alger Capital Appreciation
American Century VP Capital Appreciation I
American Century VP Inflation Protection II
American Century VP Mid Cap Value II
American Century VP Ultra II
Calvert VP SRI Equity
Calvert VP SRI Mid Cap Growth
Fidelity VIP Contrafund Service 2
Fidelity VIP Emerging Market Service 2
Fidelity VIP High Income Service 2
Fidelity VIP Mid Cap Service 2
Fidelity VIP Money Market Service 2
Fidelity VIP Overseas Service 2
Fidelity VIP Real Estate Service 2
Fidelity VIP Strategic Income Service 2
PIMCO VIT All Asset Adv
PIMCO VIT Commodity Real Return Strategy Adv
PIMCO VIT Emerging Market Bond Adv
PIMCO VIT Global (Unhedged) Bond Adv
PIMCO VIT Global Multi-Asset Adv
PIMCO VIT High Yield Adv
PIMCO VIT Low Duration Adv
PIMCO VIT Real Return Adv
PIMCO VIT Short-Term Adv
PIMCO VIT Total Return Adv
Rydex|SGI S&P 500 Pure Growth
Rydex|SGI S&P MidCap 400 Pure Growth
Rydex|SGI Utilities Strategy

These investment options are open to new premiums and investment transfers.  More information can be found in the appendices.  “Appendix A – Separate Account Investment Options” highlights each subaccount’s investment objectives and adviser (and any subadviser or consultant), as well as any recent portfolio changes.

If You have received a summary prospectus for any of the investment options available through Your contract, You may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information, shown on the front of the Fund’s summary prospectus.

DEFINITIONS

SUMMARY

Features of [Marketing Name] Variable Annuity

Your “Free Look” Right

Your Accumulation Value

Flexible Premium Payments

Investment Choices

Transfers

Frequent or Disruptive Transfers

Surrenders and Partial Withdrawals

Administrative Procedures

Risk of Increases in Fees and Charges

Death Benefit

Fees and Expenses

Periodic Charges Other Than Portfolio Expenses

Range of Annual Operating Expenses for the Portfolios1

Expense Examples

Financial Information

Charges and Fees

Surrender Charge

Mortality and Expense Risk Charge

Asset Based Administration Charge and Quarterly Contract Maintenance Fee

Premium Taxes

ADDITIONAL INFORMATION ABOUT [MARKETING NAME]

Suitability of the Contract

Other Products

Inquiries And Correspondence

Electronic Account Information

State Variations

Our Separate Account C And Its Investment options

Amounts In Our Separate Account

We Own The Assets Of Our Separate Account

Our Right To Change How We Operate Our Separate Account

DETAILED INFORMATION ABOUT THE CONTRACT

Requirements for Issuance of a Contract

Free Look

Tax-Free “Section 1035” Exchanges

Premium Payments

Allocation of Premium Payments

Changing Your Premium Allocation Percentages

Your Accumulation Value

Transfers of Accumulation Value

Transfer Limitations

Surrenders and Partial Withdrawals

Systematic Withdrawals

Dollar Cost Averaging

Portfolio Rebalancing

Death Benefit

CHARGES, FEES AND DEDUCTIONS

Mortality and Expense Risk Charge

Asset Based Administration Charge and Quarterly Contract  Maintenance Fee

Charges In The Funds

Premium Taxes

Other Taxes

FEDERAL TAX STATUS

Introduction

Annuity Contracts in General

Qualified and Nonqualified Contracts

Minimum Distribution Rules and Eligible Rollover Distributions

Diversification and Distribution Requirements

Surrenders and Partial Withdrawals – Nonqualified Contracts

Multiple Contracts

Withholding

Annuity Payments

Medicare Tax

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

Taxation of Death Benefit Proceeds

Transfers, Assignments or Exchange of Contracts

Possible Tax Law Changes

Federal Estate Taxes

Generation- Skipping Transfer Tax

Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010

Annuity Purchases by Residents of Puerto Rico

Foreign Tax Credits

Maturity Date

Electing an Annuity Payment Option

Fixed Payment Options

Payment Options

ADDITIONAL INFORMATION

Midland National Life Insurance Company

Our Financial Condition

Fund Voting Rights

How We Determine Your Voting Shares

Voting Privileges of Participants In Other Companies

Our Reports to Owners

Contract Periods, Anniversaries

Dividends

Performance

Change of Address Notification

Modification to Your Contract

Your Beneficiary

Assigning Your Contract

When We Pay Proceeds From This Contract

Distribution Of The Contracts

Regulation

Legal Proceedings

Legal Matters

Financial Statements

STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A – SEPARATE ACCOUNT INVESTMENT OPTIONS

Investment Policies of The Funds’ Portfolios

Availability of the Portfolios

DEFINITIONS

For Your convenience, below is a glossary of the special terms We use in this prospectus.  These terms are generally in bold face type throughout this document.

Accumulation Unit means the units credited to each investment option in the Separate Account before the maturity date.

Accumulation value means the sum of the amounts You have in the investment option(s) of Our Separate Account under Your inforce contract. This may also be referred to as account value.

Annuitant means the person whose life is used to determine the amount and duration of any annuity payments involving life contingencies. The annuitant may not be changed during the annuitant’s lifetime.

Annuitization means an election of an annuity payment option.

Annuitize means an election to receive regular income payments from Your contract under one of the annuity payment options.  An election to annuitize Your contract may be irrevocable.  If You elect to annuitize Your contract, You will no longer be able to exercise any liquidity (e.g., withdrawal or surrender) provision that may have previously been available.

Attained Age means the issue age plus the number of complete contract years since the issue date.

Beneficiary means the person or persons to whom the contract’s death benefit will be paid in the event of the death of the owner .

Business Day means any day the New York Stock Exchange is open for regular trading.  Our business day ends when the New York Stock Exchange closes for regular trading generally 3:00 p.m. Central Time.

Contract Anniversary means the same date in each contract year as the issue date.

Contract Month means a month that starts on the same date as the issue date in each month. If the date is not a calendar date, We look forward to the first day of the next calendar month. For example, assume a contract is issued on January 31st; subsequent contract months will begin on the first day of each month (March 1, March 31, May 1, May 31, etc.).

Contract Quarter means a three-month period that starts on the same date as the issue date in each three-month period.  If the date is not a calendar date, We look forward to the first day of the next calendar month.  For example, assume a contract is issued on January 31st; contract quarters will begin on the first day of each quarter (May 1, July 31, and October 31st).

Contract Year means a year that starts on the issue date or on each contract anniversary thereafter.

Customer Service Center means where You must send correspondence, service or transaction requests, and inquiries to P.O. Box 758547 Topeka, Kansas, 66675-8547 or via fax (XXX) XXX-XXXX. Please note: Premium payments must be sent to P.O. Box 758546, Topeka, Kansas, 66675-8546. The overnight mailing address is 200 SW 6th Avenue, Topeka, Kansas 66603-3704, this should only be used for mail delivered via a courier.

Death Benefit means the amount that We will pay to the beneficiary in the event of the death of the owner if the contract is still inforce.

Funds means the investment companies, more commonly called mutual fund company families, available for investment by Our Separate Account on the issue date or as later changed by Us.

Gain means the difference, if any, between Your accumulation value and the total premiums received less any reduction for partial withdrawals on a dollar for dollar basis.

Good Order means all of the information necessary to process a transaction, as We determine in Our discretion.  For more detailed information see “Administrative Procedures” on page 10.

Gross Premium means Your premium payment(s) before any partial withdrawals.

Issue Age means the age of the owner on the last birthday before the issue date.

Issue Date means the date the contract goes into effect and from which contract anniversaries, contract months, contract quarters, and contract years are determined.

Investment Option means an option or division of Our Separate Account which invests exclusively in one share class of one investment portfolio of a Trust or Fund.  Usage of the term subaccount(s) and Investment Division shall have the same meaning as Investment Option(s) throughout this prospectus.

Maturity Date means the date, specified in Your contract, on which income payments will begin.  The earliest possible maturity date is the 1st contract anniversary at which time You may annuitize Your full accumulation value.  The maximum maturity date is the contract anniversary immediately following the annuitant’s 115th birthday.

Net Premium means total premiums received less any reductions for partial withdrawals.  Partial withdrawals will reduce the net premium by the same proportion that the partial withdrawal reduced the accumulation value. .

Owner means the person(s) or entity that is named in the application or on the latest change filed with Us who is entitled to exercise all rights and privileges provided in the contract.

Payee means the person who is entitled to receive annuity payments after annuitization.  On or after the maturity date, the owner will be the payee.  The beneficiary is the payee of the proceeds at the death of the Owner, if the date of death is prior to the maturity date.

Principal Office means Midland National Life Insurance Company’s principal place of business located at 4350 Westown Parkway, West Des Moines, IA  50266.  Please note: You must send all correspondence, service or transaction requests, inquiries, and premium payments to Our Customer Service Center.

Proof of Death means a certified copy of the death certificate or any other proof satisfactory to Us.

Separate Account means the Midland National Life Separate Account C which receives and invests Your premiums under the contract.  Our Separate Account is divided into subaccounts.

Subaccount means an option or division of Our Separate Account which invests exclusively in one share class of one investment portfolio of a Trust or Fund.  Usage of the term subaccount(s) and Investment Division shall have the same meaning as Investment Option(s) throughout this prospectus.

Surrender Value means the Separate Account accumulation value on the date of surrender less any premium tax and quarterly contract maintenance fee. This may also be referred to as cash surrender value.

Valuation Period means the time beginning at the close of regular trading on the New York Stock Exchange (generally 3:00 p.m., Central Time) on one business day and ending at the close of regular trading on the New York Stock Exchange on the next business day.  Midland National reserves the right to revise the definition of Valuation period as needed in accordance with applicable federal securities laws and regulations.

Written Notice means a notice or request submitted in a written form satisfactory to Us, that is signed by the owner and received by Us at Our Customer Service Center in good order at P.O. Box 758547, Topeka, Kansas 66675-8547 or via fax (XXX) XXX-XXXX. The overnight mailing address is 200 SW 6th Avenue, Topeka, Kansas 66603-3704.

SUMMARY

In this prospectus “We,” “Our,” “Us,” “Midland National,” and “Company” mean Midland National Life Insurance Company.  “You” and “Your” mean the owner of the contract.  We refer to the person who is covered by the contract as the “owner,” because the annuitant and the owner might not be the same.

This summary provides only a brief overview of the more important features of the contract. The detailed information appearing later in this prospectus further explains the following summary.  Please read this entire prospectus, Your Contract and the SAI for more detailed information.  Unless otherwise indicated, the description of the Contract in this prospectus assumes that the Contract is inforce.

Features of [Marketing Name] Variable Annuity

The [Marketing Name] Variable Annuity, a flexible premium deferred variable annuity, described in this prospectus provides for accumulation of assets (the “accumulation value”) and payment of annuity payments.  The contract is designed to aid individuals in long-term planning for retirement or other long-term purposes.

The contract is available for situations that do not qualify for the special federal tax advantages available under the Internal Revenue Code (non-qualified contract) and for retirement plans which do qualify for those tax advantages (qualified contract).  This contract does not offer any additional tax benefits when purchased under a qualified plan.  See “Suitability of the Contract” on page 13 for more detailed information.

Replacing an existing annuity with the Contract may not be of financial benefit to You.  Your existing annuity may be subject to fees or penalties on surrender.  Compare the fees, charges, coverage provisions and limitations, if any, of Your existing contract with those of the Contract described in this prospectus.

This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes.  You should not buy this contract:

•         if You are looking for a short-term investment; or

•         if You cannot risk getting back less money than You put in.

Your “Free Look” Right

You can examine the contract and return it to Us for any reason within ten (10) days after You receive it for a refund of the accumulation value (which may be more or less than the premium payments You paid), or if greater and required by Your state, the original amount of Your premium payment.  Longer free look periods apply in some states and in certain situations.  See “Free Look” on page 17 for more details.

Your Accumulation Value

Your accumulation value depends on:

▪         the amount and frequency of premium payments,

▪         the selected subaccount’s investment experience,

▪         partial withdrawals, and

▪         charges and deductions.

You bear the investment risk under the contract.  There is no minimum guaranteed accumulation value with respect to any amounts allocated to the Separate Account.

Flexible Premium Payments

You may pay premiums whenever You want, prior to annuitization, and in whatever amount You want, within certain limits.  The minimum initial premium for a contract is $10,000.  You may make additional payments of $1,000 or more at any time after the free-look period.  We will also accept additional payments via automatic bank draft in amounts of $250 or more per month.

Unless You receive approval from Us, the maximum amount of premium You can pay into this contract prior to the maturity date is $2,000,000.  An initial or additional premium that would cause the contract value of all annuities that You maintain with Midland National to exceed $5,000,000 requires Our prior approval.  This limit is calculated for each annuitant or owner and is based on all active contracts.

Investment Choices

You may allocate Your accumulation value to the investment options of Our Separate Account available under this contract.  Currently, We do not limit the maximum number of investment options. However, We reserve the right to limit the maximum number of investment options invested in at any one time.

For a full description of the investment options, see the Funds’ prospectuses, which accompany this prospectus.  See “APPENDIX A – SEPARATE ACCOUNT INVESTMENT OPTIONS” on page 37 for more information. .

Each investment option pays a different investment management or advisory fee and has different operating expenses.   More detail concerning each investment options’ fees and expenses is contained in the prospectus provided by the fund company.

We allocate Your premiums and investment allocations to the investment options You choose.  The value of Your contract will fluctuate daily during the accumulation period depending on the investment options You have chosen; You bear the investment risk.

Transfers

We currently do not charge for transfers between investment options, but reserve the right to charge $15 per transfer for transfers in excess of 15 per contract year. If assessed, this charge will be deducted from the amount that is transferred prior to the allocation to a different investment option. The fee is waived for transfers in connection with active DCA or automatic rebalancing programs. We also reserve the right to limit the number of transfers You may make and may otherwise modify or terminate transfer privileges if required by Our business judgment or in accordance with applicable law or pursuant to Our agreements with the underlying Funds.  We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all, or specific contract owners.  See “Transfer Limitations” on page 19 for more information. Your ability to make transaction requests may be limited as to the time, frequency and dollar amount when using a third-party investment advisor.

Frequent or Disruptive Transfers

Frequent, large, programmed, or short-term transfers among the investment options (“Harmful Trading”) can cause risks with adverse effects for other contract owners (and beneficiaries and portfolios).  These risks and harmful effects include:

•         dilution of the interests of long-term investors in an investment option if transfers into the option are made at unit values that are priced below the true value or transfers out of the investment option are made at unit values priced higher than the true value (some “market timers” attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

•         an adverse effect on portfolio management, such as causing the portfolio to maintain a higher level of cash than would otherwise be the case, or causing a portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals; and

•         increased brokerage and administrative expenses.

In addition, because other insurance companies and/or retirement plans may invest in the portfolios, the risk exists that the portfolios may suffer harm from frequent, programmed, large, or short-term transfers among investment options of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

Individuals or organizations that use market-timing strategies and make frequent transfers should not purchase the contract.

Surrenders and Partial Withdrawals

We do not deduct any surrender charges for partial withdrawals or full surrenders.  You may generally withdraw all or part of Your surrender value at any time, before annuity payments begin.  Withdrawals, also known as partial withdrawals, will reduce Your accumulation value.  See “Surrenders and Partial Withdrawals” on page 21 for more information.

You may also elect a systematic withdrawal option.  See “Systematic Withdrawals” on page 22.

A partial withdrawal or surrender (including withdrawals to pay third-party investment advisers) may have negative tax consequences, including a 10% tax penalty on certain surrenders prior to age 59 ½.  Under non-qualified contracts, gain, if any, is withdrawn first for tax purposes and is taxed as ordinary income.  See, “FEDERAL TAX STATUS” on page 25, and “Electing an Annuity Payment Option” on page 29.  Surrenders from contracts used for tax-qualified retirement plans may be restricted or penalized by the terms of the plan or applicable law.

For certain surrenders, a signature guarantee may be required.  See “Administrative Procedures” below.

Administrative Procedures

We may accept a request for contract service in writing, by telephone, or other approved electronic means at Our Customer Service Center, subject to Our administrative procedures, which vary depending on the type of service requested and may require proper completion of certain forms, providing appropriate identifying information and/or other administrative requirements.  We will process Your request at the accumulation unit value next determined after You have met all administrative requirements in good order.

Good Order means that any required forms are accurately filled out and that We have all the signatures and other information We require, including Written Notice and proper notification, as We determine in Our discretion. To the extent applicable, this information and documentation generally includes Your completed application or service form, the contract number, the transaction amount (in dollars or percentages as applicable), the full names of and allocations to and/or from the investment options affected by the requested transaction, the signatures of all contract owners, exactly as registered on the contract, social security number or taxpayer I.D. and any other information or supporting documentation that We may require.  Please sign and date all of Your requests. With respect to purchase requests, good order also generally includes receipt of sufficient funds by Us to effect the purchase.  We may, in Our sole discretion, determine whether any particular transaction request is in good order, and We reserve the right to change or waive any good order requirements at any time.

For transactions submitted by telephone or internet, the transaction must be completed in good order prior to the close of regular trading of the New York Stock Exchange, generally 3:00 p.m. Central Time.

Signature guarantees are required for withdrawals or surrenders of $100,000 or more.

Signature guarantees are relied upon as a means of preventing the perpetuation of fraud in financial transactions, including the disbursement of funds or assets from a victim’s account with a financial institution or a provider of financial services.  They provide protection to investors by, for example, making it more difficult for a person to take another person's money by forging a signature on a written request for the disbursement of funds.  An investor can obtain a signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program.  This includes many national and state banks; savings banks and savings and loan associations; securities brokers and dealers; and credit unions.  The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which You do business.  Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a signature guarantee.  Notarization will not substitute for a signature guarantee.

Risk of Increases in Fees and Charges

Certain fees and charges assessed against the contract are currently at levels below the guaranteed maximum levels. We may increase these fees and charges up to the guaranteed maximum levels.

Death Benefit

The [Marketing Name] Variable Annuity contract pays a death benefit when the owner dies before the maturity date, if the contract is still inforce.

If the owner dies on or after the maturity date, then any remaining guaranteed amounts, other than the amount payable to, or for the benefit of, the owner’s surviving spouse, must be paid at least as rapidly as the benefits were being paid at the time of the owner’s death.  Other rules relating to distributions at death apply to qualified contracts.  Premium taxes may also be deducted from all death benefit proceeds.

Fees and Expenses

The following tables list the fees and expenses that You will pay when buying, owning, and surrendering the contract.  The first table lists the fees and expenses that You will pay at the time that You buy the contract, surrender the contract, or transfer accumulation value between investment options.  Premium taxes may also be deducted.

Contract Owner Transaction Expenses	Charge
Sales Load Imposed on Premiums	None
Surrender Charge (as a percentage of premiums withdrawn)	None
Premium Tax[1]	0% to 3.5%

1 Premium tax is based on current resident state and varies by state.  If applicable in Your state, it is generally payable upon full surrender, death, or maturity.

Periodic Charges Other Than Portfolio Expenses

The next table lists the fees and expenses that You may pay periodically during the time that You own the contract, not including portfolio company fees and expenses.

Separate Account Quarterly Expenses	Guaranteed Maximum	Current Charge
Quarterly Contract Maintenance Fee[1]	$15	$10

Separate Account Annual Expenses	Guaranteed Maximum	Current Charge
Mortality & Expense Risk Charge[2]	1.50%	1.00%
Asset Based Administration Charge[2]	0.75%	0.50%

1Currently the annual amount is $40 and may not exceed $60.  The quarterly fee is collected on each contract quarter anniversary, on or before the maturity date, and on full surrender.  We reserve the right to change this fee, however it will not exceed $60 annually.  If Your accumulation value or net premium is greater than $50,000 on the contract quarter anniversary or full surrender, no contract maintenance fee is charged.

The quarterly contract maintenance fee is reflected in the examples below by a method intended to show the "average" impact of the quarterly contract maintenance fee on an investment of less than $50,000.  In the examples, the quarterly contract maintenance fee is approximated as an annual asset charge of 0.30% (based on the maximum $60 charge) or 0.20% (based on the current $40 charge) assuming an expected average accumulation value of $20,000.

2This charge is a percentage of average accumulation value in each investment option.  This annual charge is deducted daily.

For information concerning compensation paid for the sale of contracts, see “Distribution Of The Contracts” on page 34.

Range of Annual Operating Expenses for the Portfolios1

The next item shows the lowest and highest total operating expenses charged by the Fund companies for the year ended December 31, 2010 (before any fee waiver or expense reimbursement).  Expenses may be higher or lower in the future.  More detail concerning each Fund company’s fees and expenses is contained in the prospectus for each Fund company.

Total Annual Fund Company Operating Expenses	Lowest	Highest
(expenses that are deducted from fund company assets, including management fees, distribution, and/or service (12b-1) fees and other expenses)	0.00%	0.00%

1The Fund expenses used to prepare this table were provided to Us by the Fund(s). We have not independently verified such information. The expenses are those incurred as of the fiscal year ending December 31, 2010. Current or future expenses may be higher or lower than those shown.

Expense Examples

The following examples are intended to help You compare the cost of investing in the contract with the cost of investing in other variable annuity contracts.  These costs include contract owner transaction expenses, quarterly maintenance fees, Separate Account annual expenses, and Fund company operating expenses (for the year ended December 31, 2010).

Both examples assume that You invest $10,000 in the contract for the time periods indicated.  The Examples also assume that Your investment has a 5% return each year.  Although Your actual costs may be higher or lower, based on these assumptions, Your costs would be:

Example 1:  This example assumes that the charges are at the highest guaranteed level, and the highest level of portfolio expenses (without voluntary waiver of fees or expenses).

1 Year	3 Years	5 Years	10 Years
$0	$0	$0	$0

Example 2:  This example assumes that the charges are at the current levels, and the lowest level of portfolio expenses (without voluntary waivers of fees or expenses).

1 Year	3 Years	5 Years	10 Years
$0	$0	$0	$0

The examples do not reflect premium taxes (which may range up to 3.5%, depending on the jurisdiction).

These examples should not be considered a representation of past or future expenses.  Actual expenses may be greater or lower than those shown.  The assumed 5% annual rate of return is purely hypothetical; past or future returns may be greater or less than the assumed hypothetical return.

Financial Information

Our financial statements and financial statements for the Separate Account are in the SAI.  You may obtain a free copy of the SAI by checking the appropriate box on the application form, calling Us toll-free at (877) XXXX, faxing Us at (866) XXXX, or writing Us at Our Customer Service Center, Midland National Life Insurance Company,  P.O. Box 758547, Topeka, Kansas 66675-8547.

Charges and Fees

Surrender Charge

Sales charges are not deducted from premium payments.  There is no surrender charge on surrenders or withdrawals, even in the first contract year.

Mortality and Expense Risk Charge

We deduct a 1.00% per annum charge against all accumulation values held in the Separate Account for assuming the mortality and expense risks and other risks under the contract.  (See “Mortality and Expense Risk Charge” on page 24.)

Asset Based Administration Charge and Quarterly Contract Maintenance Fee

We deduct an asset based administration charge of 0.40% per annum against all accumulation values held in the Separate Account.  In addition, We currently deduct a quarterly contract maintenance fee of $10 from each contract.  This fee is collected on each contract quarter anniversary, on or before the maturity date, and on full surrender.  We reserve the right to increase this charge, however, it will not exceed $60 per contract year or $15 per contract quarter.  If Your accumulation value or net premium is greater than $50,000 on the contract quarter anniversary date or at the time of a full surrender, no quarterly contract maintenance fee is charged.  (See “CHARGES, FEES AND DEDUCTIONS” on page 24.)

Third-Party Registered Investment Advisor Fee

You may elect to have a third-party registered investment advisor, in connection with allocations among the investment options, You can request that We take withdrawals from Your contract to pay the advisory fees provided We have received documentation from You and Your adviser.  Midland National does not endorse any advisers, nor do We provide investment advice. Any such withdrawal may be taxable, and prior to age 59 ½ may be subject to a 10% penalty tax.  You should consult a tax advisor.  Your ability to make transaction requests may be limited as to the time, frequency and dollar amount when using a third-party investment advisor.

Premium Taxes

We will deduct the amount of any premium taxes levied by a state or any government entity from Your accumulation value at surrender, death or annuitization.  (See “Premium Taxes” on page 25).

ADDITIONAL INFORMATION ABOUT [MARKETING NAME]

Suitability of the Contract

Because of the fees and expenses and possible loss of principal, the contracts are not appropriate for short-term investment.  In addition, non-qualified contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as 401(k) plans.  The tax-deferred feature of the contract is most favorable to those in high tax brackets.  The tax-deferred feature is not necessary for a tax-qualified plan.  In such instances, purchasers should consider whether other features, such as the death benefit and lifetime annuity payments make the contract appropriate for their purposes.  Before purchasing a contract for use in a qualified plan, You should obtain competent tax advice both as to the tax treatment of the contract and the suitability of the investment for Your particular situation.

This contract is not designed for resale or speculation, arbitrage, viatical settlements or any type of collective investment scheme.  This contract may not be traded on any stock exchange or secondary market.  By purchasing this contract, You represent and warrant that You are not purchasing or intending to use this contract, for resale, speculation, arbitrage, viatical settlements or any type of collective investment scheme.

Other Products

We may offer other variable annuity contracts through Our Separate Account that also invest in some of the same portfolios.  These contracts may have different charges and may offer different benefits.  We encourage You to carefully consider the costs and benefits of the contract to ensure that it is consistent with Your personal investment goals and needs.  To obtain more information about these contracts, contact Your registered representative, or call Us at (XXX) XXX-XXXX.

Inquiries And Correspondence

If You have any questions about Your contract or need to make changes, then contact the registered representative who sold You the contract, or contact Us at Our Customer Service Center:

P.O. Box 758547

Topeka, Kansas 66675-8547

Phone : (XXX) XXX-XXXX (toll-free)

Fax : (XXX) XXX-XXXX (toll-free)

You currently may send correspondence and transaction requests to Us at the above Customer Service Center address or by facsimile or telephone at the numbers listed above. Our Service Representatives are available between the hours of 7:30 a.m. and 5:00 p.m. Monday through Friday  (Central Standard Time), excluding holidays and any day the New York Stock Exchange is not open.  Any requests for partial withdrawals, transfers, and surrenders sent to another number or address may not be considered received at Our Customer Service Center and will not receive that day’s price.  The procedures We follow for facsimile requests include a written confirmation sent directly to You following any transaction request.  We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine.  We may revoke facsimile, internet and telephone transaction privileges at any time for some or all contract owners.

The procedures We follow for transactions initiated by telephone may include requirements that callers identify themselves and the contract owner by name, social security number, date of birth of the annuitant or an owner, or other identifying information.  We disclaim any liability for losses resulting from unauthorized or allegedly unauthorized facsimile or telephone requests that We believe to be genuine.  We may record all telephone requests.  There are risks associated with requests made by facsimile (possible falsification of faxed documents by others) or telephone (possible falsification of contract owner identity) when the original signed request is not sent to Our Customer Service Center.  You bear those risks.

Facsimile, internet, and telephone correspondence and transaction requests may not always be available.  Facsimile, internet, and telephone systems can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may prevent or delay Our receipt of Your request.  If You are experiencing problems, You should mail Your correspondence and transaction request to Our Customer Service Center.

Electronic Account Information

You may elect to receive prospectuses, transaction confirmations, reports and other communications in electronic format, instead of receiving paper copies of these documents. The electronic delivery service is subject to various terms and conditions, including a requirement that You promptly notify Us of any change in Your e-mail address, in order to avoid any disruption of deliveries to You. You may elect to discontinue e-Delivery at any time and may also request paper copies of any documents by contacting Our Customer Service Center. You may obtain more information and assistance at the <<website>> or by writing Us at Our mailing address P.O. Box 758547, Topeka, Kansas 66675-8547 or by telephone at (XXX) XXX-XXXX.

State Variations

Certain provisions of the contracts may be different than the general description in this prospectus, and certain options may not be available, because of legal restrictions in Your state.  See Your contract for specific variations since any such variations will be included in Your contract or endorsements attached to Your contract.  See Your registered representative or contact Our Customer Service Center for additional information that may be applicable to Your state.

Our Separate Account C And Its Investment options

The “Separate Account” is the Midland National Life Separate Account C, established under the insurance laws of the State of South Dakota in March 1991 and now governed by Iowa law.  It is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940.  This registration does not involve any SEC supervision of its management or investment contracts.  The Separate Account is divided into subaccounts, called investment options, each of which invests exclusively in shares of one investment portfolio of a Trust or Fund.  You may allocate part or all of Your premiums to any of the investment options of Our Separate Account available under this contract (some restrictions may apply).

You will find information about the Trusts and Funds currently available under Your Contract in “Appendix A – Separate Account Investment Options”.  Appendix A includes information about investment objectives and advisers (and any subadviser or consultant).

Our Separate Account buys and sells the shares of each portfolio at net asset value (with no sales or surrender charge).  More detailed information about the portfolios and their investment objectives, policies, risks, charges, expenses and other aspects of their operations, appear in their prospectuses and in each portfolio’s Statement of Additional Information.  You should read the funds’ prospectuses carefully before investing, allocating or transferring money to any portfolio.  You can receive a current copy of a prospectus (or summary prospectus) for each of the portfolios by contacting Your registered representative or by calling Our Customer Service Center at (877) XXX-XXXX or writing to Our Customer Service Center, Midland National Life Insurance Company, P.O. Box 758547, Topeka, Kansas 66675-8547.

The funds, their managers, or affiliates thereof, may make payments to Midland National and/or its affiliates.  These payments may be derived, in whole or in part, from the fees disclosed in the funds’ prospectuses including investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund.  Contract owners, through their indirect investment in the funds, bear the costs of these fees.  The amount of these payments may be substantial, may vary between funds and portfolios, and generally are based on a percentage of the assets in the funds that are attributable to the contracts and other variable insurance products issued by Midland National.  These percentages currently range up to 0.50% annually.  Midland National may use these payments for any corporate purpose, including payment of expenses that Midland National and/or its affiliates incur in promoting, marketing, and administering the contracts,  and, in its role as an intermediary, the funds.  Midland National and its affiliates may profit from these payments.

Amounts In Our Separate Account

The amount You have in each investment option is represented by the value of the accumulation units credited to Your accumulation value for that investment option.  The value You have in an investment option is the accumulation unit value times the number of accumulation units credited to You.  Amounts allocated, transferred or added to the investment options are used to purchase accumulation units.  Accumulation units of an investment option are purchased when You allocate premiums or transfer amounts to that option.  Accumulation units are sold or redeemed when You make a surrender, partial withdrawal or transfer amounts from an investment option, and to pay the death benefit when the owner dies.  We also redeem units to pay for certain charges.

We calculate the number of accumulation units purchased or redeemed in an investment option by dividing the dollar amount of the transaction by the investment option’s accumulation unit value at the end of that day, if it is a business day. If it is not a business day, We will use the unit value on the next business day.  The number of accumulation units credited to You will not vary because of changes in accumulation unit values.

The accumulation units of each investment option have different accumulation unit values.  We determine accumulation unit values for the investment options at the end of each business day.  The accumulation unit value for each investment option is initially set at $10.00 when it is added to Our Separate Account.  Accumulation unit values fluctuate with the investment performance of the corresponding portfolios of the funds.  They reflect investment income, the portfolios’ realized and unrealized capital gains and losses, and the funds’ expenses.  The accumulation unit values also reflect the daily asset charges We deduct from Our Separate Account currently at an effective annual rate of 1.50%.  Additional information on the accumulation unit values is contained in the SAI.

We Own The Assets Of Our Separate Account

We own the assets of Our Separate Account and use them to support Your contract and other variable annuity contracts.  We may permit charges owed to Us to stay in the Separate Account.  Thus, We may also participate proportionately in the Separate Account.  These accumulated amounts belong to Us and We may transfer them from the Separate Account to Our Fixed Account.  The assets in the Separate Account equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities arising out of Our other business.  The obligations under the contracts are Our obligations.  The income, gains and losses (realized and unrealized) of the Separate Account are credited to or charged against the Separate Account without regard to Our other income, gains, or losses.  Under certain unlikely circumstances, one investment option of the Separate Account may be liable for claims relating to the operations of another division.

Our Right To Change How We Operate Our Separate Account

We have the right to modify how We operate the Separate Account.  In making any changes, We may not seek approval of contract owners (unless approval is required by law).  We have the right to:

•         add investment options to, or remove investment options from Our Separate Account;

•         combine two or more divisions within Our Separate Account;

•         withdraw assets relating to Our variable annuities from one investment option and put them into another;

•         eliminate a portfolio’s shares and substitute shares of another portfolio of the funds or another open-end, registered investment company.  This may happen if the portfolio’s shares are no longer available for investment or, if in Our judgment, further investment in the portfolio is inappropriate in view of the Separate Account’s purposes.  However, if required, We would first seek approval from the Securities and Exchange Commission and the insurance regulator where the contract is delivered;

•         end the registration of Our Separate Account under the Investment Company Act of 1940;

•         operate Our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of “interested persons” of Midland under the Investment Company Act of 1940); and

•         operate Our Separate Account or one or more of the investment options in any other form the law allows, including a form that allows Us to  make direct investments.  In addition, We may disapprove any change in investment advisors or investment policies unless a law or regulation provides differently.

If any changes are made that result in a material change in the underlying investments of any investment option, then You will be notified.  We may, for example, cause the investment option to invest in a mutual fund other than or in addition to the current portfolios.

If automatic allocations (such as premiums automatically deducted from Your bank account, or dollar cost averaging or automatic rebalancing) are being made into an investment option that is removed or no longer available, and if You do not give Us other instructions, then any amounts that would have gone into the removed or closed investment option will be allocated to the [XYZ Fund Company] Money Market investment option.

If You are enrolled in a dollar cost averaging, automatic rebalancing, automatic premiums, or a comparable program while an underlying investment option merger, substitution or liquidation takes place, unless otherwise noted in a communication from Us, Your accumulation value invested in such investment option will be transferred automatically to the designated surviving investment option in the case of mergers, the replacement investment option in the case of substitutions, and an available Money Market Fund in the case of investment option liquidations. Your DCA or automatic rebalancing enrollment instructions will be automatically updated to reflect the surviving investment option, the replacement investment option or a Money Market Fund for any continued and future investments.

You may want to transfer the amount in that investment option as a result of changes We have made.  If You do wish to transfer the amount You have in that investment option to another division of Our Separate Account, then You may do so, without charge, by writing to Our Customer Service Center.  At the same time, You may also change how Your premiums are allocated.

DETAILED INFORMATION ABOUT THE CONTRACT

Requirements for Issuance of a Contract

Any person wishing to purchase a contract may submit an application form and an initial premium payment of at least $10,000.  The sale must take place through a representative who is licensed and registered to sell the contract.  The maximum issue age for the contract is 90 (the owner’s age).

If Your application is complete and in good order (see “Administrative Procedures” on page 10), then We will accept or reject it within two business days of receipt.  If the application is incomplete, then We will attempt to complete it within five business days.  If it is not complete at the end of this period (or cannot be accepted for some other reason), then We will inform You of the reason for the delay and the premium payment will be returned immediately unless You let Us keep the premium until the application is complete.  Your initial premium is held in a non-interest bearing suspense account (which is part of Our general account) until Your contract is issued or Your premium is refunded.  While Your premium is in that account, Your premium is not protected from claims of Our general creditors.

We will allocate Your initial premium payment according to Your instructions if We receive it or accept Your application (whichever is later) at Our Customer Service Center before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time).  We will then price the accumulation units purchased with Your premium payment at the unit value determined at the close of that regular trading session of the New York Stock Exchange.  If We receive Your initial premium payment or accept Your application (whichever is later) after the close of regular trading on the New York Stock Exchange, We will credit accumulation units at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

There may be delays in Our receipt of applications that are outside of Our control because of the failure of the selling registered representative to forward the application to Us promptly, or because of delays in his broker dealer determining that the contract is suitable for You.  Any such delays will affect when Your contract can be issued and when Your premium payment is allocated among investment options of Our Separate Account.

We may offer other variable annuity contracts that have different death benefits, contract features, and optional benefits.  However, these other contracts also have different charges that would affect Your investment performance and accumulation value.  To obtain more information about these other contracts, contact Our Customer Service Center.

Free Look

You may cancel Your contract within Your ten (10) day Free Look period.  We deem the Free Look period to expire 10 days after You have received Your contract.  Some states and situations may require a longer Free Look period.  To cancel Your contract, You need to return Your contract to the registered representative who sold it to You or to Our Customer Service Center.  If You cancel Your contract, then We will return:

•         The accumulation value (which may be more or less than the premium payments You paid), or

•         If greater and required by Your state, Your premiums minus any partial withdrawals.

Tax-Free “Section 1035” Exchanges

You can generally exchange one annuity contract for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code.  Before making an exchange, You should compare both annuities carefully.  Remember that if You exchange another annuity for the one described in this prospectus, You might have to pay a surrender charge on Your old annuity and other charges may be higher (or lower) and the benefits may be different.  You should not exchange another annuity for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest and not just better for the person trying to sell You this contract (that person will generally earn a commission if You buy this contract through an exchange or otherwise). If You purchase the contract in exchange for an existing annuity contract from another company, We may not receive Your premium payment from the other company for a substantial period of time after You sign the application and send it to Us, and We cannot credit Your premium to the contract until We receive it. You should consult with and rely upon a tax advisor if You are considering a contract exchange.

Premium Payments

You can make additional premium payments at any time prior to annuitization and in whatever amount You want, within certain limits. Your initial investment must be at least $10,000.  You may make additional payments of $1,000 or more at any time after the free-look period.  We will also accept additional payments via automatic bank draft in amounts of $250 or more per month.  Unless You receive approval from us, the maximum amount of premium You can pay into this contract prior to the maturity date is $2,000,000.  In addition, an initial or additional premium that would cause the contract value of all annuities that You maintain with Midland National to exceed $5,000,000 requires Our prior approval.  This limit is calculated for each annuitant or owner and is based on all active contracts.

Premium payments will be credited as of the end of the valuation period in which they are received by Us, in good order. Investments after the initial premium payment may be made at any time up to the maturity date. We may refuse to accept certain forms of premium payments (e.g. third party checks, traveler’s checks, money orders).  We reserve the right to accept or reject any premium payment or form of payment.

The mailing address to send premium payments to Us is: Midland National Life Insurance Company, P.O. Box 758546, Topeka, Kansas 66675-8546.

Allocation of Premium Payments

You will specify Your desired premium allocation on the contract’s application form.  Your instructions in Your application will dictate how to allocate Your premiums.  Allocation percentages may be any whole number (from 0 to 100) and the sum must equal 100.  The allocation instructions in Your application will apply to all other premiums You pay, unless You change subsequent premium allocations by providing Us with written instructions.  We reserve the right to limit the number of investment options in which You can allocate Your accumulation value.

Changing Your Premium Allocation Percentages

You may change the allocation percentages of Your premiums by writing to Our Customer Service Center and telling Us what changes You wish to make.  We may offer other means to make this type of request with proper authorization and verification. These changes will affect transactions as of the date We receive Your request at Our Customer Service Center.  Changing Your allocation instructions will not change the way Your existing accumulation value is allocated among the investment options. While the Dollar Cost Averaging (DCA) program is in effect, the allocation percentages that apply to any premiums received will be the DCA allocation percentages unless You specify otherwise.  (See “Dollar Cost Averaging” on page 22).

Your Accumulation Value

Your accumulation value is the sum of Your amounts in the various investment options.  Your accumulation value will vary daily to reflect the investment performance of the investment option(s) You select, any premium payments, partial withdrawals, surrenders, and charges assessed in connection with the contract.   Transaction charges are made on the effective date of the transaction.  Charges against Our Separate Account are reflected daily.

There is no guaranteed minimum accumulation value for amounts allocated to the investment options of Our Separate Account.  You bear the investment risk.  An investment option’s performance will cause Your accumulation value to go up or down each day.

Transfers of Accumulation Value

You generally may transfer amounts among the investment options prior to maturity date, unless otherwise noted.  The minimum transfer amount is $100 or 100% of the investment option if less than $100.  The minimum amount does not have to come from or be transferred to just one investment option.  The only requirement is that the total amount transferred that day equals the transfer minimum.

Completed transfer requests received at Our Customer Service Center in good order before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange.  If We receive Your completed transfer request in good order after the close of regular trading on the New York Stock Exchange, We will process the transfer request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

For information regarding telephone or facsimile requests, see “Inquiries And Correspondence” on page 13.  Transfers may be delayed under certain circumstances.  See “When We Pay Proceeds From This Contract” on page 34. We currently do not charge for transfers between investment options, but reserve the right to charge $15 per transfer for transfers in excess of 15 per contract year. If assessed, this charge will be deducted from the amount that is transferred prior to the allocation to a different investment option. The fee is waived for transfers in connection with active DCA or automatic rebalancing programs.

We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific contract owners.

Transfer Limitations

Frequent, large, programmed or short-term transfers among investment options, such as those associated with “market timing” transactions, can adversely affect the portfolios and the returns achieved by contract owners.  In particular, such transfers may dilute the value of the portfolios’ shares, interfere with the efficient management of the portfolios’ investments, and increase brokerage and administrative costs of the portfolios.  In order to try to protect Our contract owners and the portfolios from potentially harmful trading activity, We have implemented certain market timing and excessive trading policies and procedures (the “Market Timing Procedures”).  Our Market Timing Procedures are designed to detect and prevent frequent or short-term transfer activity among the investment options of the Separate Account that may adversely affect other contract owners or portfolio shareholders.

More specifically, currently Our Market Timing Procedures are intended to detect potentially harmful trading or transfer activity by monitoring for excessive trading.  We currently define excessive trading as:

•         More than one purchase and sale of the same investment option within a 60-calendar day period, commonly referred to as a “round trip”.  Two or more “round trips” involving the same investment option within a 60-calendar day period is considered excessive trading.

•         Six round-trips involving the same investment option within a twelve month period.

We will review transfer requests, daily blotters, and transaction logs in an attempt to identify transfers that exceed these transfer parameters.  We will review those transfers (and other transfers in the same contract) to determine if, in Our judgment, the transfers are part of a market timing strategy or otherwise have the potential to be harmful.  We will honor and process the second transfer request, but if We believe that the activity is potentially harmful, We will suspend that contract’s transfer privileges and We will not accept another transfer request telephonically or electronically (fax, internet, etc.) for 14 business days.  We will attempt to inform the contract owner (or registered representative) by telephone that their transfers have been deemed potentially harmful to others and that their telephone and electronic transfer privilege is suspended for 14 days.  If We do not succeed in reaching the contract owner or registered representative by phone, We will send a letter by first class mail to the contract owner’s address of record.

We reserve the right to apply Our market timing procedures to all of the investment options available under the contracts, including those investment options that invest in portfolios that affirmatively permit frequent and short-term trading in other variable annuity contracts offered by Us or other insurance companies.  Therefore, if You allocate premiums or Your accumulation value to this type of investment option, You may indirectly bear the effects of market timing or other frequent trading. These portfolios might not be appropriate for long-term investors.  For a complete description of each Funds’ trading policies, review each Funds’ prospectus.

In addition to Our own market timing procedures, managers of the investment portfolios might contact Us if they believe or suspect that there is market timing or other potentially harmful trading, and if so We will take appropriate action to protect others.  In particular, We may, and We reserve the right to, reverse a potentially harmful transfer.  If so, We will inform the contract owner and/or registered representative. You will bear any investment loss involved in a reversal.

To the extent permitted by applicable law, We reserve the right to delay or reject a transfer request at any time that We are unable to purchase or redeem shares of any of the portfolios available through Separate Account C, because of any refusal or restriction on purchases or redemptions of their shares on the part of the managers of the investment portfolios as a result of their own policies and procedures on market timing activities or other potentially abusive transfers.  If this occurs, We will attempt to contact You by telephone for further instructions.  If We are unable to contact You within 5 business days after We have been advised that Your transfer request has been refused or delayed by the investment portfolio manager, the amount intended for transfer will be retained in or returned to the originating investment option.  You should also be aware that as required by Rule 22c-2 under the 1940 Act, We have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract.  Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and may include personal contract information, including names and social security numbers or other tax identification numbers.  As a result of this information sharing, a fund company may direct us to restrict a contract owner’s transactions if the fund determines that the contract owner has violated the funds’ excessive/frequent trading policy.  This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.  We are contractually obligated to comply with all restrictions imposed by the portfolios. You should read the prospectuses of the portfolios for more details on their ability to refuse or restrict purchases or redemptions of their shares.

In Our sole discretion, We may revise Our Market Timing Procedures at any time without prior notice as We deem necessary or appropriate to better detect and deter frequent, programmed, large, or short-term transfers that may adversely affect other contract owners or portfolio shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers).   We may change Our parameters to monitor for a different number of transfers with different time periods, and We may include other factors such as the size of transfers made by contract owners within given periods of time, as well as the number of “round trip” transfers into and out of particular investment options for purposes of applying the parameters used to detect potential market timing and other potentially harmful activity, We may aggregate transfers made in two or more contracts that We believe are connected (for example, two contracts with the same owner, or owned by spouses, or owned by different partnerships, trusts, or corporations that are under common control, etc.).

We do not include transfers made pursuant to the DCA program and portfolio rebalancing program in these limitations. We may vary Our market timing procedures from investment option to investment option, and may be more restrictive with regard to certain investment options than others.  We may not always apply these detection methods to investment options investing in portfolios that, in Our judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.  Currently, We do not intend to apply these frequent trading detection methods or restrictions to funds that are open for frequent transfers, indicated by an “*” in the list shown on page 2 of this prospectus.

We reserve the right to place restrictions on the methods of implementing transfers for all contract owners that We believe might otherwise engage in trading activity that is harmful to others.  For example, We might only accept transfers by original ‘wet’ contract owner signature conveyed through the U.S. mail (that is, We can refuse transfer requests submitted by phone, facsimile, e-mail or by any other electronic means, or overnight courier service). We also reserve the right to implement and administer redemption fees imposed by one or more of the portfolios in the future.

Contract owners seeking to engage in frequent, programmed, large, or short-term transfer activity may deploy a variety of strategies to avoid detection.  Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations.  In addition, the terms of the contract may also limit Our ability to restrict or deter harmful transfers.  Furthermore, the identification of contract owners determined to be engaged in transfer activity that may adversely affect other contract owners or portfolios shareholders involves judgments that are inherently subjective.  Accordingly, despite Our best efforts, We cannot guarantee that Our Market Timing Procedures will detect every potential market timer. Some market timers may get through Our controls undetected and may cause dilution in unit value to others. We apply Our Market Timing Procedures consistently to all contract owners without special arrangement, waiver, or exception.  We may vary Our Market Timing Procedures among Our other variable insurance products to account for differences in various factors, such as operational systems and contract provisions.  In addition, because other insurance companies and/or retirement plans may invest in the portfolios, We cannot guarantee that the portfolios will not suffer harm from frequent, programmed large, or short-term transfers among investment options of variable policies issued by other insurance companies or among investment options available to retirement plan participants.

Surrenders and Partial Withdrawals

You may withdraw all or part of Your surrender value by sending Us a written request at Our Customer Service Center in good order.  The surrender value is the Separate Account accumulation value minus any quarterly contract maintenance fees.  In some states a premium tax charge may also be deducted.  Surrenders may be restricted by a retirement plan under which You are covered.  Partial withdrawals must be made in amounts of $1,000 or more (except for systematic withdrawals described below) and cannot reduce Your accumulation value to less than $500.  If a partial withdrawal results in less than $500 remaining, then the entire accumulation value must be withdrawn.  You may be allowed to request a partial withdrawal up to $25,000 from your accumulation value via the telephone or website, with proper authorization, which may be restricted to use of a PIN or password to validate the owners’ identity.  A full surrender request, regardless of the accumulation value, must be submitted in writing. We reserve the right to change this process at any time. For a full surrender, You must send in Your contract with Your surrender request or sign a lost contract statement.

Any required tax withholding will be deducted from the amount paid.  In addition, upon full surrender a quarterly contract maintenance fee (and possibly a premium tax charge) may also be subtracted.

Completed surrender or partial withdrawal requests received in good order at Our Customer Service Center before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed surrender or partial withdrawal request in good order after the close of regular trading on the New York Stock Exchange, We will process the surrender request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

We will generally pay the surrender or partial withdrawal amount from the Separate Account within seven days after We receive a properly completed surrender or partial withdrawal request in good order.  In some cases, ‘good order’ requires a signature guarantee.  See “Administrative Procedures” on page 10. We may defer payment for more than seven days when:

•         trading on the New York Stock Exchange is restricted as defined by the SEC;

•         the New York Stock Exchange is closed (other than customary weekend and holiday closing);

•         an emergency exists as defined by the SEC as a result of which disposal of the Separate Account’s securities or determination of the net asset value of each investment option is not reasonably practicable;

•         for such other periods as the SEC may by order permit for the protection of owners; or

•         Your premium check has not cleared Your bank.

See “When We Pay Proceeds From This Contract” on page 34.

If We defer payment for 30 or more days, then during the period of deferment, We will pay interest at the rate required by the jurisdiction in which this contract is delivered.

Unless You specify otherwise, Your partial withdrawal will be deducted from all investment options in the same proportion as Your accumulation value bears to each investment option.

A surrender will generally have Federal income tax consequences that can include income tax penalties and tax withholding. Withdrawals may be restricted under certain qualified contracts. You should consult with and rely on Your tax advisor before making a surrender. See “FEDERAL TAX STATUS” on page 25.

Systematic Withdrawals

The systematic withdrawal feature allows You to have a portion of the accumulation value withdrawn automatically.  These payments can be made only: (1) while the owner is living, (2) before the maturity date, and (3) after the Free Look period.  You may elect this option by sending a properly completed service form to Our Customer Service Center.  You may designate the systematic withdrawal amount or the period for systematic withdrawal payments.  You will also designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, or annually.  See Your contract for details on systematic withdrawal options and when each begins.

If the New York Stock Exchange is closed for regular trading on the day when the withdrawal is to be made, then We will process Your withdrawal at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.  The deduction caused by the systematic withdrawal will be allocated proportionately to Your accumulation value in the investment options.

You can stop or modify the systematic withdrawals by sending Us a written notice.  A proper written notice must include the consent of any effective assignee or irrevocable beneficiary, if applicable.

Each systematic withdrawal must be at least $100.  Each request for withdrawal amounts of less than $100 will be reviewed on a case-by-case basis.  We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $100.  Upon payment, We reduce Your accumulation value by an amount equal to the payment proceeds.  In no event will the payment of a systematic withdrawal exceed the surrender value.  The contract will automatically terminate if a systematic withdrawal causes the contract’s surrender value to equal zero.

To the extent, if any, that there is gain in the contract, systematic withdrawals generally are included in the contract owner’s gross income for tax purposes (as ordinary income) in the year in which the withdrawal occurs, and may be subject to a penalty tax of 10% before age 59 ½.  Additional terms and conditions for the systematic withdrawal program are set forth in Your contract and in the application for the program.

Dollar Cost Averaging

The Dollar Cost Averaging (DCA) program enables You to make monthly, quarterly, semi-annual or annual transfers of a predetermined dollar amount from the DCA source account (any investment option) into one or more of the investment options. Your accumulation value must be at least $10,000 to initiate the DCA program.  The minimum monthly amount to be transferred using DCA is $100.

This program may reduce the impact of market fluctuations by allocating monthly, as opposed to allocating the total amount at one time.  This plan of investing does not insure a profit or protect against a loss in declining markets.

Only one active DCA program is allowed at a time.  You must complete the proper request form and send it to Our Customer Service Center, and there must be a sufficient amount in the DCA source account.  The  source account must have a minimum of $1200 beginning balance to start a DCA program. For any DCA, the minimum amount of time at set-up is 3 months. There is no maximum set-up time limit. We reserve the right to limit or change the minimum and maximum timeframes for the DCA program. You can get a sufficient amount by paying a premium with the DCA request form, allocating premiums, or transferring amounts to the DCA source account.   The DCA request form will specify:

•         the DCA source account from which transfers will be made,

•         the total monthly amount to be transferred to the other investment options, and

•         how that monthly amount is to be allocated among the investment options.

Once You elect DCA, additional premiums can be allocated to the DCA source account by sending them in with a DCA request form or written instructions.  Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless You specify otherwise.  All amounts in the DCA source account will be available for transfer under the DCA program.

If it is requested when the contract is issued, then DCA will start on the contract anniversary of the second contract month.  If it is requested after issue, then DCA will start on the contract anniversary of the next contract month after the request is received.  DCA will not begin until the end of the free look period.

You may stop the DCA program at any time by sending Us written notice.  We reserve the right to end the DCA program by sending You one month’s notice.  You may not elect a DCA program with the Portfolio Rebalancing option.

We do not charge any specific fees for You to participate in a DCA program.

Portfolio Rebalancing

The Portfolio Rebalancing option allows contract owners, to have Us automatically reset the percentage of accumulation value allocated to each investment option to a pre-set percentage level on a quarterly, semi-annual, or annual basis.  Portfolio Rebalancing is not available when there is an active DCA program on the contract. If You elect this option, then on the contract anniversary date, We will transfer the amounts needed to “rebalance” the accumulation value to Your specified percentages.  Rebalancing may result in transferring amounts from an investment option earning a relatively high return to one earning a relatively low return. Your accumulation value must be at least $10,000 to initiate a portfolio rebalancing program. .

Portfolio rebalancing will remain in effect until We receive Your written termination request.  We reserve the right to end the portfolio rebalancing option by sending You one month’s notice.  Contact Us at Our Customer Service Center to elect the portfolio rebalancing option.

There is no charge for portfolio rebalancing transfers.

Death Benefit

If the owner dies before the maturity date and while the contract is still inforce, We will pay the death benefit to the beneficiary once We receive (at Our Customer Service Center) satisfactory proof of the owner’s death, an election of how the death benefit is to be paid, and any other documents or forms required all in good order.  Once You choose a Death Benefit, You cannot change it.

If an owner dies prior to the maturity date, then the death benefit must be paid within 5 years of the owner’s death (other than amounts payable to, or for the benefit of, the surviving spouse of the owner). For joint owners the death benefit is paid upon the first death.

Spousal Continuation is available only if the spouse (1) was married to the deceased owner, as recognized by Federal law, as of the date of the deceased owner’s death, and (2) is the sole primary beneficiary. A surviving  spouse may choose to treat the contract as his/her own contract.

If the sole beneficiary is not the spouse, the surviving joint owner will be the designated primary beneficiary and any other beneficiaries on record will be treated as contingent beneficiaries.

When a death benefit is paid on the death of an owner or a joint owner and a payment option is selected, the payment option must be an annuity for the life of the payee or for a period extending no longer than the payee’s life expectancy, and payments must begin within one year of the date of death.

The amount of the death benefit will be calculated based on the greater of (a) accumulation value or (b) net premiums paid on the business day that Our Customer Service Center receives a complete death benefit claim, which includes all of the following in good order: (a) proof of death acceptable to us, (b) an election of how the death benefit is to be paid, and (c) any other documents or forms that We require. If there are multiple beneficiaries, each beneficiary will receive their proportional share of the death proceeds as of the date We receive an election of how their portion of the death benefit  is to be paid. Payment will include interest to the extent required by law.

After the date on which We receive an original death certificate or a copy of the death certificate via facsimile, the beneficiary has the option of transferring the accumulation value to the Money Market investment option.  Before the date on which the first complete death benefit claim is received, if there are multiple beneficiaries, then they all must join in such a transfer request.

If the owner dies on or after the maturity date, then any remaining amounts, must be paid at least as rapidly as the benefits were being paid at the time of the owner’s death. Other rules relating to distributions at death apply to qualified contracts.

If any owner is a non-natural person, the death benefit is paid upon the death of an annuitant.

If joint owners die within 24 hours of one another, they are considered to have died simultaneously and the eldest is presumed to have died first.

Naming different persons as owner and annuitant can affect whether the death benefit is payable, the amount of the benefit, and who will receive it. Use care when naming owners, annuitants, and beneficiaries, and consult Your registered representative if You have questions.  Premium taxes may be deducted from the death benefit proceeds.

CHARGES, FEES AND DEDUCTIONS

Mortality and Expense Risk Charge

We deduct a daily charge for mortality and expense risks currently at an effective annual rate to 1.00% of the accumulation values in the Separate Account.  The investment option’s accumulation unit values reflect this charge.  We expect to profit from this charge.  We may use the profit for any purpose including paying distribution expenses.  However, the level of this charge is guaranteed for the life of the contract and may not be increased.

The mortality risk We bear arises, in part, from Our obligation to make monthly annuity payments regardless of how long the annuitant or any individual may live.  These payments are guaranteed in accordance with the annuity tables and other provisions contained in Your contract.  This assures You that neither the longevity of the annuitant , nor an unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the annuitant will receive under the contract.  Our obligation, therefore, relieves the annuitant from the risk that he or she will outlive the funds accumulated for retirement.  The mortality risk also arises, in part, because of the risk that the death benefit may be greater than the accumulation value.  We also assume the risk that other expense charges may be insufficient to cover the actual expenses We incur.

Asset Based Administration Charge and Quarterly Contract  Maintenance Fee

We deduct a daily charge for asset based administration expenses at an effective annual rate of 0.50% of the accumulation values in the Separate Account.  We deduct an quarterly contract maintenance fee of $10.  This fee is collected on each contract quarter anniversary on or before the maturity date, and on surrenders.  We reserve the right to increase this charge, however, it will not exceed $15 per contract quarter.  If Your accumulation value or net premium is greater than $50,000 on the contract quarter anniversary or at full surrender, no quarterly contract maintenance fee is charged.  We deduct this charge proportionally from each investment option.  This charge is for Our record keeping and other expenses incurred in maintaining the contracts.  If Your accumulation value ever becomes insufficient to pay this charge, then Your contract will terminate without value.

Charges In The Funds

The funds charge their portfolios for managing investments and providing services.  The portfolios may also pay operating expenses.  Each portfolio’s charges and expenses vary. See the prospectus provided by the fund company for more information.

Premium Taxes

Midland will deduct from Your accumulation value at full surrender, death or annuitization a charge for any premium taxes levied by a state or any other government entity.  Premium taxes currently levied by certain jurisdictions vary from 0% to 3.5% and is based on Your current residence state.  This range is subject to change.  The Company currently deducts such charges from contracts issued in the states of South Dakota, Wyoming, Maine, West Virginia and the territory of Puerto Rico.  These states and jurisdictions are subject to change.

Other Taxes

At the present time, We do not make any charges to the Separate Account for any federal, state, or local taxes (other than premium taxes) that We incur which may be attributable to such account or to the contracts.  We reserve the right to make a charge for any such tax or economic burden resulting from the application of the tax laws.

FEDERAL TAX STATUS

Introduction

NOTE:  We have prepared the following information on federal income taxes as a general discussion of the subject.  It is not intended as tax advice to any individual.  No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under a contract.  You should consult Your own tax advisor about Your own circumstances.  We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuities are a way of setting aside money for future needs like retirement.  Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally You will not be taxed on the gain, if any, on the money held in Your annuity contract until You take the money out.  This is referred to as tax deferral.  There are different rules as to how You will be taxed depending on how You take the money out and the type of contract – qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of Your contract until a distribution occurs – either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified contract, the contract will generally not be treated as an annuity for tax purposes and any increase in the excess of the account value over the investment in the contract during the taxable year must generally be included in income. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax advisor.

Qualified and Nonqualified Contracts

If You invest in a variable annuity as part of an individual retirement plan, Your contract is called a Qualified Contract. If Your annuity is independent of any formal retirement or pension plan, it is termed a Non-qualified Contract. The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Qualified contracts are issued in connection with the plans listed below.  There is additional information about qualified contracts in the SAI.

•         Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the contract.  Distributions from an IRA are generally subject to tax and, if before age 59½, may be subject to a 10% penalty tax.

•         Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA.  A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax.  .  The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.  Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.  A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Minimum Distribution Rules and Eligible Rollover Distributions

Qualified contracts have minimum distribution rules that govern the timing and amount of distributions.  If You are attempting to satisfy these rules before the maturity date, the value of any enhanced death benefit may need to be included in calculating the amount required to be distributed. Consult with and rely upon Your tax advisor. In addition, the income for a specified period option may not always satisfy minimum required distribution rules. Consult with and rely upon Your tax advisor before electing this option.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity.  The annuity must also meet certain distribution requirements at the death of the annuitant or an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the SAI.  Midland may modify the contract to attempt to maintain favorable tax treatment.

Surrenders and Partial Withdrawals – Nonqualified Contracts

If You make a partial withdrawal from a nonqualified contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from gain and then from Your premium payments.  When You make a partial withdrawal. You are taxed on the amount of the surrender that is gain.  If You make a full surrender, You are generally taxed on the amount that Your surrender proceeds exceed the “investment in the contract,” which is generally Your premiums paid (adjusted for any prior partial withdrawals that came out of the premiums).  Withdrawals from nonqualified contracts to pay third party registered investment advisor fees are treated as taxable withdrawals.  Different rules apply for annuity payments and under qualified contracts.  See “Annuity Payments” below.

The Internal Revenue Code also provides that surrendered gain may be subject to a penalty.  The amount of the penalty is equal to 10% of the amount that is includable in income.  Some surrenders will be exempt from the penalty.  In general, this includes any amount:

•         paid on or after the taxpayer reaches age 59½;

•         paid after an owner dies;

•         paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

•         paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

•         paid under an immediate maturity; or

•         which come from premium payments made prior to August 14, 1982.

Special rules may be applicable in connection with the exceptions enumerated above.  You should consult Your tax adviser with regard to exceptions from the penalty tax.

Multiple Contracts

All nonqualified deferred contracts that are issued by Midland (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution occurs.

Withholding

Distributions from qualified and nonqualified contracts are generally subject to withholding for Your federal income tax liability.  The withholding rate varies according to the type of distribution and Your tax status except with respect to eligible rollover distributions, as described above. You will be provided the opportunity to elect not to have tax withheld from distributions when allowed by law.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option You select, in general, for nonqualified and certain qualified contracts, only a portion of the annuity payments You receive will be includable in Your gross income.

In general, the excludable portion of each annuity payment You receive will be determined by dividing the “investment in the contract” on the maturity date by the total expected value of the annuity payments for the term of the payments.  This is the percentage of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income.  Once the “investment in the contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If, after annuitization , annuity payments stop because an annuitant  has died, the excess (if any) of the “investment in the contract” as of the annuitization over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for Your last taxable year.

Medicare Tax

Beginning in 2013, distributions from non-qualified annuity contracts will be considered "investment income" for purposes of the newly enacted Medicare tax on investment income.   Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately).   Please consult a tax advisor for more information.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information regarding U.S. federal income tax consequences to annuity owners that are U.S. persons.  Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies.  In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence.  Prospective foreign owners are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation for any annuity contract purchase.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the contract because of the death of the annuitant (only if the owner is a non-natural person) or an owner. Generally, such amounts should be includable in the income of the recipient:

•         if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

•         if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchange of Contracts

A transfer of ownership or absolute assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain maturity dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion.  An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

Transfers of nonqualified contracts for less than full and adequate consideration to the contract owner at the time of such transfer, will trigger taxable income on the gain in the contract, with the transferee getting a step-up in basis for the amount included in the contract owner’s income.  This provision does not apply to transfers between spouses or transfers incident to a divorce.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise.  You should consult a tax advisor with respect to legal developments and their effect on the contract.

Federal Estate Taxes

While no attempt is being made to discuss the Federal estate tax implications of the contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate.  Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary.  Consult with and rely on an estate planning advisor for more information.

Generation- Skipping Transfer Tax

Under certain circumstances, the Code may impose a “generation-skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner.  Regulations issued under the Code may require Us to deduct the tax from Your contract, or from any applicable payment, and pay it directly to the IRS. You should consult a tax or estate planning advisor regarding these rules.

Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010

The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the “2010 Act”) increases the federal estate tax exemption to $5,000,000 and reduces the federal estate tax rate to 35%; increases the Federal gift tax exemption to $5,000,000 and retains the federal gift tax rate at 35%; and increases the generation-skipping transfer (“GST”) tax exemption to $5,000,000 and reduces the GST tax rate to 35%.  Commencing in 2012, these exemption amounts will be indexed for inflation.

The estate, gift, and GST provisions of the 2010 Act are only effective until December 31, 2012, after which the provisions will sunset, and the federal estate, gift and GST taxes will return to their pre-2001 levels, resulting in significantly lower exemptions and significantly higher tax rates.  Between now and the end of 2012, Congress may make these provisions of the 2010 Act permanent, or they may do nothing and allow these 2010 Act provisions to sunset, or they may alter the exemptions and/or applicable tax rates.

The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified adviser to help ensure that Your estate plan adequately addresses Your needs and that of Your beneficiaries under all possible scenarios.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under Federal tax law.

Maturity Date

The maturity date is the date on which income payments will begin under the annuity option You have selected.  The earliest possible maturity date under the contract is the 1st contract anniversary at which time You may annuitize Your full accumulation value (less any premium taxes).  The maximum maturity date is the contract anniversary immediately following the annuitant ’s 115th birthday.  You may change the maturity date to an earlier contract anniversary by sending written notice to Our Customer Service Center.  We must receive Your written notice at least 30 days prior to the original maturity date.

If You have not previously specified otherwise and have not elected certain systematic withdrawal options, then on the maturity date You may:

1.       take the accumulation value, less any premium tax, in one lump sum, or

2.       convert the accumulation value, less any premium tax,  into an annuity payable to the payee under one of the payment options as described below.

Electing an Annuity Payment Option

You may apply the proceeds of a surrender to affect an annuity payment option.  Unless You choose otherwise, on the maturity date Your accumulation value (less any premium taxes) will be applied to a 10 year certain and life fixed annuity payment option.  The first monthly annuity payment will be made within one month after the maturity date.

Variable payment options are not available under this contract.

Currently, the payment options are only available if the proceeds applied are $2,000 or more and the annual payment is more than $240.  We reserve the right to change the payment frequency so that payments are at least $100.

The annuitant’s actual age will affect each payment amount for annuity payment options involving life income.  The amount of each annuity payment to older annuitants will be greater than for younger annuitants because payments to older annuitants are expected to be fewer in number.  For annuity payment options that do not involve life payment, the length of the payment period will affect the amount of each payment.  With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently.

The payee or any other person who is entitled to receive payments may name a beneficiary to receive any amount that We would otherwise pay to that person’s estate if that person died.   The person who is entitled to receive payment may change the beneficiary at any time.

Annuity payment options will be subject to Our rules at the time of selection.  We must approve any arrangements that involve a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary or an assignee.  Also, the details of all arrangements will be subject to Our rules at the time the arrangements take effect.  This includes:

•         rules on the minimum amount We will pay under an option;

•         minimum amounts for installment payments, surrender or commutation rights (Your rights to receive payments over time, for which We may offer You a lump sum payment);

•         the naming of people who are entitled to receive payment and their beneficiaries; and

•         the ways of proving age, gender, and survival.

You must elect the payment option at least 30 days before the maturity date.

If Your Contract is a Qualified Contract, payment options without a life contingency may not satisfy minimum required distribution rules.  Consult a tax advisor before electing such an option.

Fixed Payment Options

Payments under the fixed options are not affected by the investment experience of any investment option.  The accumulation value (less any premium taxes) as of the maturity date will be applied to the fixed option selected.  We guarantee interest under the fixed options at a rate of 1.00% a year.  We may also credit interest under the fixed payment options at a rate that is above the 1.00% guaranteed rate (this is at Our complete discretion).  Thereafter, interest or payments are fixed according to the annuity option chosen.

Payment Options

The following four payout options are available:

1.       Income for Specified Period: We pay installments for a specified period of either 10 or 20 years.  We will pay the amount applied in equal installments plus applicable interest (excess interest may be paid at Our discretion). This option may not satisfy required minimum distribution rules for qualified contracts.  Consult a tax advisor before electing this option under a qualified contract. However, by current company practice We may offer other options.

2.       Income for a Specified Amount: We pay income of the specified amount until the principal and interest are exhausted.  The specified amount is subject to the limitation that principal and interest must be payable for at least 5 years, and must be exhausted at the end of 20 years.

3.       Payment of Life Income: We will pay monthly income for life.  You may choose from 1 of 2 ways to receive the income:

a.       Life Annuity: We will pay monthly income for life.  With a life annuity payment option, payments will only be made as long as the annuitant is alive.  Therefore, if the annuitant dies after the first payment, then only one payment will be made.

b.       Life Annuity With Certain Period: We will pay equal monthly payments for either 120 or 240 guaranteed payments, and then for as long as the annuitant is living thereafter. The period certain options are 10 and 20 years. However, by current company practice We may offer other options.

4.       Joint and Survivor Income: We will make monthly payments until the last surviving payee’s death.  Therefore, if both payees die after the first payment, then only one payment will be made.  The annuitant must be at least 50 years old and the beneficiary/payee must be at least 45 years old, at the time of the first monthly payment.

ADDITIONAL INFORMATION

Midland National Life Insurance Company

We are Midland National Life Insurance Company, a stock life insurance company.  We were organized in 1906, in South Dakota, as a mutual life insurance company at that time named “The Dakota Mutual Life Insurance Company.”  We were reincorporated as a stock life insurance company, in 1909.  Our name “Midland” was adopted in 1925.  We were redomesticated to Iowa in 1999.  We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands.  Our Principal Office address is:

Midland National Life Insurance Company

4350 Westown Parkway

West Des Moines, IA 50266

Phone: (877) 586-0240 (toll-free)

Fax: (866) 270-9565 (toll-free)

Please note all inquiries, correspondence and premium payments should be sent to Our Customer Service Center.

Midland National is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas.  Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

Our Financial Condition

As an insurance company, We are required by state insurance regulation to hold a specified amount of reserves in order to meet all of the contractual obligations of Our General Account to Our contract owners.  We monitor Our reserves so that We hold sufficient amounts to cover actual or expected contract and claims payments.  It is important to note, however, that there is no guarantee that We will always be able to meet Our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations.  These risks include those associated with losses that We may incur as the result of defaults on the payment of interest or principal on Our General Account assets, as well as the loss in market value of those investments.  We may also experience liquidity risk if Our General Account assets cannot be readily converted into cash to meet obligations to Our contract owners or to provide collateral necessary to finance Our business operations.

We encourage both existing and prospective contract owners to read and understand Our financial statements, which are included in the Statement of Additional Information ("SAI").  You can obtain a free copy of the SAI by writing to Us at Our Customer Service Center, calling Us at (877) XXXX, or faxing Us at (866) XXXX.

Fund Voting Rights

We invest the assets of Our Separate Account investment options in shares of the funds’ portfolios.  Midland National is the legal owner of the shares and has the right to vote on certain matters.  Among other things, We may vote:

•         to elect the funds’ Board of Directors,

•         to ratify the selection of independent auditors for the funds,

•         on any other matters described in the funds’ current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940, and

•         in some cases, to change the investment objectives and contracts.

Even though We own the shares, We may give You the opportunity to tell Us how to vote the number of shares that are allocated to Your contract.

The funds will determine if and how often shareholder meetings are held.  As We receive notice of these meetings, We will ask for Your voting instructions.  The funds are not required to and generally do not hold a meeting in any given year.

If We do not receive instructions in time from all contract owners, then We currently intend to vote those shares in the same proportion as We vote shares for which We have received instructions in that portfolio.  We currently intend to vote any fund shares that We alone are entitled to vote in the same proportions that contract owners vote. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. If the federal securities laws or regulations or interpretations of them change so that We are permitted to vote shares of the fund in Our own right or to restrict owner voting, then We may do so.

How We Determine Your Voting Shares

You may participate in voting only on matters concerning the Fund portfolios in which Your accumulation value has been invested.  We determine Your voting shares in each division by dividing the amount of Your accumulation value allocated to that investment option by the net asset value of one share of the corresponding fund portfolio. This is determined as of the record date set by the fund’s Board of Directors for the shareholders meeting.

If You have a voting interest, then We will provide You proxy material and a form for giving Us voting instructions.  In certain cases, We may disregard instructions relating to changes in the fund’s adviser or the investment contracts of its portfolios.

Voting Privileges of Participants In Other Companies

Other insurance companies own shares in the funds to support their variable life insurance and variable annuity products.  We do not foresee any disadvantage to this.  Nevertheless, each fund’s Board of Directors will monitor events to identify conflicts that may arise and determine appropriate action.  If We disagree with any fund action, then We will see that appropriate action is taken to protect Our contract owners.  If We ever believe that any of the funds’ portfolios are so large as to materially impair its investment performance, then We will examine other investment options.

Our Reports to Owners

We send You a quarterly report within 31 days after the end of each calendar quarter showing the contract accumulation value, cash surrender value, and the death benefit as of the end of the calendar quarter.  The report will also show the allocation of Your accumulation value and reflects amounts deducted from or added to the accumulation value since the last report.

Confirmation notices will be sent to You for premiums, partial withdrawals, surrenders, transfers of amounts between investment options and certain other financial transactions within 5 business days of processing.

You have 30 days to notify Our Customer Service Center of any errors or discrepancies.

We also currently intend to send You semi-annual reports with financial information on the funds.

Contract Periods, Anniversaries

We measure contract years, contract months, contract quarters, and contract anniversaries from the issue date shown on Your contract’s information page.  Each contract month, contract quarter and contract year begins on the same day in each month, quarter and year respectively.  If that date is not a calendar date, We look forward to the first day of the next calendar month.

Dividends

We do not pay any dividends on the variable annuity contract described in this prospectus.

Performance

Performance information for the investment options may appear in reports and advertising to current and prospective owners.  The performance information is based on the historical investment experience of the investment option and the portfolios and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment.  Total return quotations reflect changes in portfolio share price, the automatic reinvestment by the Separate Account of all distributions and the deduction of applicable charges.  Quotations of total return may also be shown that do not take into account certain contract charges such as the surrender charges.  The total return percentage will be higher under this method than under the standard method described above.

A cumulative total return reflects performance over a stated period of time.  If the performance had been constant over the entire period, then an average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return.  Because average annual total returns tend to smooth out variations in an investment option’s returns, You should recognize that they are not the same as actual year-by-year results.

Some investment options may also advertise yield.  These measures reflect the income generated by an investment in the investment options over a specified period of time.  This income is annualized and shown as a percentage.  Yields do to not take into account capital gains or losses or the surrender charges.  The standard quotations of yield reflect the quarterly maintenance fee.

The money market investment option may advertise its current and effective yield.  Current yield reflects the income generated by an investment in the investment option over a 7-day period.  Effective yield is calculated in a similar manner except that income earned is assumed to be reinvested.  Other investment options may advertise a 30-day yield which reflects the income generated by an investment in the investment option over a 30-day period.

We may disclose average annual total returns for one or more of the investment options based on the performance of a portfolio since the time the Separate Account commenced operations.  We may also advertise performance figures for the investment options based on the performance of a portfolio prior to the time the Separate Account commenced operations.

Change of Address Notification

To protect You from fraud and theft, We may verify any changes in address You request by sending a confirmation of the change to both Your old and new addresses.  We may also call You to verify the change of address.

Modification to Your Contract

Upon notice to You, We may modify Your contract to:

(a)    permit the contract or the Separate Account to comply with any applicable law or regulation issued by a government agency;

(b)    assure continued qualification of the contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or variable annuity contracts;

(c)    reflect a change in the operation of the Separate Account; or

(d)    provide additional investment options.

In the event of such modifications, We will make an appropriate endorsement to the contract.

Your Beneficiary

You name Your beneficiary in Your contract application.  The beneficiary is entitled to the death benefit of the contract.  A beneficiary is revocable unless otherwise stated in the beneficiary designation.  You may change a revocable beneficiary during the owner’s lifetime.  We must receive written notice (signed and dated) informing Us of the change.  Upon receipt and acceptance at Our Customer Service Center, a change takes effect as of the date that the written notice is recorded by Us.  We will not be liable for any payment made before We receive and accept the written notice.  If no primary beneficiary is living when the owner dies, the death benefit will be paid to the contingent beneficiary, if any.  If no beneficiary is living when the owner dies, then We will pay the death benefit to the owner’s estate.

If the sole beneficiary is not the spouse, the surviving joint owner will be the designated primary beneficiary and any other beneficiaries on record will be treated as contingent beneficiaries.

Assigning Your Contract

You may assign Your rights in a non-qualified contract.  You must send a copy of the assignment to Our Customer Service Center.  The assignment does not take effect until We accept and approve it.  We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the State insurance commissioner, to refuse assignments or transfers at any time on a non-discriminatory basis. We are not responsible for the validity of the assignment or for any payment We make or any action We take before We record notice of the assignment.  An absolute assignment is a change of ownership.  There may be tax consequences.

This contract, is not designed for resale, speculation, arbitrage, viatical settlements or any other type of collective investment scheme.  This contract may not be traded on any stock exchange or secondary market.

When We Pay Proceeds From This Contract

We will generally pay any death benefits, withdrawals, or surrenders within seven days after receiving the required form(s) in good order at Our Customer Service Center.

We may delay payment or transfers for one or more of the following reasons:

•         We cannot determine the amount of the payment because:

•         the New York Stock Exchange is closed,

•         trading in securities has been restricted by the SEC, or

•         the SEC has declared that an emergency exists,

•         The SEC by order permits Us to delay payment to protect Our owners, or

•         Your premium check(s) have not cleared Your bank.

If, pursuant to SEC rules, if any funds suspend payment of redemption proceeds in connection with a liquidation of the Fund, then We will delay payment of any transfer, partial withdrawal, surrender, or death benefit from the corresponding investment option until the Fund is liquidated.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require Us to reject a premium payment and/or “freeze” a contract owner’s account.  If these laws apply in a particular situation, We would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments.  If a contract or account is frozen, the accumulation value would be moved to a special segregated interest bearing account and held in that account until We receive instructions from the appropriate federal regulator.  We may also be required to provide information about You and Your contract to the government agencies and departments.

Distribution Of The Contracts

We have entered into a distribution agreement with Our affiliate, Sammons Financial Network, LLC (“Sammons Financial Network”) for the distribution and sale of the contracts.  Sammons Financial Network is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent company of Midland National Life Insurance Company.  Sammons Financial Network offers the contracts through its registered representatives.  Sammons Financial Network may enter into written sales agreements with other broker-dealers (“selling firms”) for the sale of the contracts.  We pay commissions to Sammons Financial Network for sales of the contracts by its registered representatives as well as by selling firms.

Sales commissions may vary, but the maximum commission payable for contract sales is 1.00% of premium payments. A 1.00% trail commission is also paid starting in the second year of the contract based on the accumulation value of the annuity. Where lower commissions are paid, We may also pay trail commissions.  We may also pay additional amounts and reimburse additional expenses of Sammons Financial Network based on various factors.

We also pay for Sammons Financial Network’s operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Sammons Financial Network’s management team; advertising expenses; and all other expenses of distributing the contracts.  Sammons Financial Network pays its registered representatives all or a portion of the commissions received for their sales of contracts.  Registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that We may provide jointly with Sammons Financial Network.

Non-cash items that We and Sammons Financial Network may provide include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs.  Those programs may also include other types of cash and non-cash compensation and other benefits.  Ask Your registered representative for further information about what Your registered representative and the selling firm for which he or she works may receive in connection with Your purchase of a contract.

In addition to ordinary commissions, Sammons Financial Network operating and other expenses and non-cash items, We provide payments to certain third parties for training, product development, marketing and development efforts with selling firms, and other wholesaling and relationship management services.  It is possible that these third parties, or their personnel, may also act as Your registered investment advisor providing advice with respect to fund allocations in the contract.  Please be certain to review Your registered investment advisor’s Form ADV Part II carefully for disclosure about their compensation and conflicts of interest in connection with the contracts.   Also note that Your investment advisor could also be the broker-dealer, or a registered representative of the broker-dealer, who sold You the contract; in that case, they would also receive commissions and other compensation for selling You the contract, in addition to any investment advisory fees that You pay to Your registered investment advisor (either directly or through partial withdrawals  of Your accumulation value in the contract).

We intend to recoup commissions and other sales expenses indirectly through the following fees and charges deducted under the contract: (a) the mortality and expense risks charge; (b) asset based administration charges, and (c) payments, if any, received from the underlying portfolios or their managers.  Commissions and other incentives or payments described above are not charged directly to You or the Separate Account but they are reflected in the fees and charges that You do pay directly or indirectly.

Regulation

We are regulated and supervised by the Iowa Insurance Department.  We are subject to the insurance laws and regulations in every jurisdiction where We sell contracts.  The provisions of this contract may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on Our operations and finances to insurance officials in all the jurisdictions where We sell contracts.  The officials are responsible for reviewing Our reports to be sure that We are financially sound and are complying with the applicable laws and regulations.  We are also subject to various federal securities laws and regulations.

Legal Proceedings

Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits.  In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made.  Although the outcome of any litigation cannot be predicted with certainty, Midland National Life Insurance Company believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on them, the Separate Account, or the Separate Account’s principal underwriter, Sammons Financial Network.

Legal Matters

The law firm of Sutherland Asbill & Brennan LLP, Washington, DC, has provided certain legal advice relating to certain matters under the federal securities laws.

Financial Statements

The financial statements of Midland National Life Separate Account C and Midland National Life Insurance Company, included in the SAI, have been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, for the periods indicated in their report which appears in the SAI.  The address for PricewaterhouseCoopers LLP is 100 E. Wisconsin Ave., Suite 1800, Milwaukee, WI 53202

The financial statements audited by PricewaterhouseCoopers LLP have been included in reliance on their reports given upon their authority as experts in accounting and auditing.

STATEMENT OF ADDITIONAL INFORMATION

A free copy of the SAI is available which contains more details concerning the subjects discussed in this prospectus.  You can get this SAI by checking the appropriate box on the application form, by writing Our Customer Service Center, or by calling Our Customer Service Center’s Toll Free number at 1-XXXX.  The following is the Table of Contents for the SAI:

APPENDIX A – SEPARATE ACCOUNT INVESTMENT OPTIONS

Investment Policies of The Funds’ Portfolios

Each portfolio tries to achieve a specified investment objective by following certain investment policies.  No one can promise that any portfolio will meet its investment objective.  A portfolio’s objectives and policies affect its returns and risks.  Each investment option’s performance depends on the experience of the corresponding portfolio.  You bear the risk that the underlying portfolios You have allocated amounts to will not meet their investment objectives.  The objectives of the portfolios are as follows:

[Only Representative List of Funds Offered]

Portfolio	Investment Objective
Alger Portfolios
Alger Capital Appreciation	Seeks long-term capital appreciation.
American Century Variable Portfolios, Inc.
American Century VP Capital Appreciation I	Seeks capital growth.
American Century VP Inflation Protection II	Pursues long-term total return using a strategy that seeks to protect against U.S. inflation.
American Century VP Mid Cap Value II	Seeks long-term capital growth. Income is a secondary objective.
American Century VP Ultra II	Seeks long-term capital growth.
Calvert Variable Series, Inc.
Calvert VP SRI Equity

Seeks growth of capital through investment in stocks of issuers in industries believed to offer opportunities for potential capital appreciation and which meet the Portfolio’s investment and criteria, including financial, sustainability and social responsibility factors.

Calvert VP SRI Mid Cap Growth

Seeks to provide long-term capital appreciation by investing primarily in a non-diversified portfolio of the equity securities of mid-sized companies that are undervalued but demonstrate a potential for growth and that meet the Portfolio's investment criteria, including financial, sustainability and social responsibility factors.

Fidelity® Variable Insurance Products
Fidelity VIP Contrafund Service 2	Seeks long-term capital appreciation.
Fidelity VIP Emerging Market Service 2	Seeks capital appreciation.
Fidelity VIP High Income Service 2	Seeks a high level of current income, while also considering growth of capital.
Fidelity VIP Mid Cap Service 2	Seeks long-term growth of capital.
Fidelity VIP Money Market Service 2	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
Fidelity VIP Overseas Service 2	Seeks long-term growth of capital.
Fidelity VIP Real Estate Service 2	Seeks above-average income and long-term capital growth, consistent with reasonable investment risk. The fund seeks to provide a yield that exceeds the composite yield of the S&P 500® Index.
Fidelity VIP Strategic Income Service 2	Seeks a high level of current income. The fund may also seek capital appreciation.
PIMCO Variable Insurance Trust
PIMCO VIT All Asset Adv	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO VIT Commodity Real Return Strategy Adv	Seeks maximum real return consistent with prudent investment management.
PIMCO VIT Emerging Market Bond Adv	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Global (Unhedged) Bond Adv	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Global Multi-Asset Adv	Seeks total return which exceeds that of a blend of 60% MSCI World Index/40% Barclays Capital U.S. Aggregate Index.
PIMCO VIT High Yield Adv	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Low Duration Adv	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Real Return Adv	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO VIT Short-Term Adv	Seeks maximum current income, consistent with preservation of capital and daily liquidity.
PIMCO VIT Total Return Adv	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
Rydex Variable Funds
Rydex|SGI S&P 500 Pure Growth

The S&P 500 Pure Growth Fund (the "Fund") seeks to provide investment results that match, before fees and expenses, the performance of a benchmark for large-cap growth securities on a daily basis. The Fund's current benchmark is the S&P 500 Pure Growth Index (the "underlying index").

Rydex|SGI S&P MidCap 400 Pure Growth

The S&P MidCap 400 Pure Growth Fund (the "Fund") seeks to provide investment results that match, before fees and expenses, the performance of a benchmark for mid-cap growth securities on a daily basis. The Fund's current benchmark is the S&P MidCap 400 Pure Growth Index (the "underlying index").

Rydex|SGI Utilities Strategy	The Utilities Fund (the "Fund") seeks to provide capital appreciation by investing in companies that operate public utilities ("Utilities Companies").

The funds may make a material change in their investment policies.  In that case, We will send You notice of the change.  Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount that You have in that investment option to another investment option.  (See “Transfers of Accumulation Value” on page 18).

The funds sell their shares to Separate Accounts of various insurance companies to support both variable life insurance and variable annuity contracts, and to qualified retirement plans.  We currently do not foresee any disadvantages to Our contract owners arising from this use of the funds for this type of mixed and shared funding.  The funds will monitor for possible conflicts arising out of this practice.  If any such conflict or disadvantage does arise, We and/or the applicable fund may take appropriate action to protect Your interests.

The fund portfolios available under the contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual fund portfolios that have very similar or nearly identical names and that are or may be managed by the same investment adviser or manager.  Nevertheless, the investment performance and results of any of the funds’ portfolios that are available under the contracts may be lower, or higher, than the investment results of such other (publicly available) portfolios.  There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment adviser or manager and the same investment objectives and policies and a very similar or nearly identical name.

The fund portfolios offered through the contract are selected by Midland National based on several criteria, including asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor that We consider during the selection process is whether the fund or one of its service providers (e.g., the investment advisor) will make payments to Us, and the amount of any such payments.  We may use such payments for any corporate purpose, including payment of expenses that We incur in promoting, marketing, and administering the contracts, and, in Our role as an intermediary to the funds.  We may profit from these payments.

You are responsible for choosing the fund portfolios, and the amounts allocated to each, that are appropriate for Your own individual circumstances and by Your investment goals, financial situation, and risk tolerance. Since investment risk is borne by You decisions regarding investment allocations should be carefully considered and periodically re-evaluated.

Other funds (or available classes) may have lower fees and better overall investment performance.

In making Your investment selections, We encourage You to thoroughly investigate all of the information regarding the fund portfolios that is available to You, including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as the fund’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund or portfolio. You should monitor and periodically re-evaluate Your allocations to determine if they are still appropriate.

You bear the entire risk for the allocation of Your premiums and accumulation value among the investment options whether or not You use the service of an adviser.  We are not responsible for any investment or other advice or services that You may receive.

You bear the risk of any decline in the accumulation value of Your contract resulting from the performance of the investment options You have chosen.

We do not recommend or endorse any particular portfolio or portfolios and We do not provide investment advice.

Availability of the Portfolios

We cannot guarantee that each portfolio will always be available for investment through the contracts.

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in the Separate Account. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of a portfolio are no longer available for investment or if, in Our judgment, further investment in any portfolio should become inappropriate, We may redeem the shares of that portfolio and substitute shares of another portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the Investment Company Act of 1940, as amended, or other applicable law.

The Statement of Additional Information (SAI) can provide You with more detailed information about Midland National Life Insurance Company and the Midland National Life Separate Account C including more information about commissions and distribution expenses.  A free copy of the SAI can be obtained by contacting Your registered representative or by contacting Our Customer Service Center at:

P.O. Box 758547

Topeka, Kansas 66675-8547

Phone: (XXX) XXX-XXXX

Facsimile: (XXX) XXX-XXXX

Information about Midland National Life Insurance Company can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC.  Information on the operation of the public reference room may be obtained by calling the SEC at 202-551-8090.  Reports and other information about Midland National Life Insurance Company are also available on the SEC’s Internet site at http://www.sec.gov.  Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, N.E.,  Washington, DC  20549-0102.

SEC File No. 811-07772

STATEMENT OF ADDITIONAL INFORMATION FOR THE
[Marketing Name] VARIABLE ANNUITY CONTRACT

Flexible Premium Deferred Variable Annuity Contract

Offered by

MIDLAND NATIONAL LIFE INSURANCE COMPANY
(Through Midland National Life Separate Account C)

Our Customer Service Center:

P.O. Box 758547

Topeka, Kansas 66675-8547

Phone: (877) XXX-XXXX (toll-free)

Fax: (866) XXX-XXXX (toll-free)

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the [Marketing Name] Variable Annuity (“contract”) offered by Midland National Life Insurance Company. You may obtain a free copy of the Prospectus dated December XX, 2011, by contacting Us at Our Customer Service Center using the above address and phone numbers. Terms used in the current Prospectus for the contract are incorporated in this document.

This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for the contract and the prospectuses for all of the portfolios currently available in the contract.

Dated  December XX, 2011

  THE CONTRACT

Entire Contract

Changes to the Contract

Incontestability

Misstatement of Age or Sex

Non-participating

Claims of Creditors

Minimum Benefits

Ownership

Assignment

Accumulation Unit Value

Annuity Payments

CALCULATION OF YIELDS AND TOTAL RETURNS

Money Market Investment option Yield Calculation

Other Investment option Yield Calculations

Standard Total Return Calculations

Cumulative Total Returns

Adjusted Historical Performance Data

FEDERAL TAX MATTERS

Tax-Free Exchanges (Section 1035)

Required Distributions

Non-Natural Person owners

Diversification Requirements

Owner Control

Taxation of Qualified Contracts

DISTRIBUTION OF THE CONTRACTS

SAFEKEEPING OF ACCOUNT ASSETS

STATE REGULATION

RECORDS AND REPORTS

LEGAL MATTERS

FINANCIAL MATTERS

OTHER INFORMATION

FINANCIAL STATEMENTS

THE CONTRACT

Entire Contract

The entire contract between You and Us consists of the contract, the attached written application and any attached endorsements, riders, and amendments.

Changes to the Contract

No one has the right to change any part of the contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify the contract.

We may change the contract without Your consent to conform to state or federal laws or regulations.  A change will be made by attaching an endorsement to the contract.

Incontestability

We will not contest the contract.

Misstatement of Age or Sex

If the age or sex of the annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex.

Any underpayments made by Us will be paid to the payee.  Any overpayments made by Us will be charged against benefits falling due after adjustment.  All underpayments and overpayments will include interest at the rate required by the jurisdiction in which the contract is delivered.

Non-participating

The contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

Claims of Creditors

To the extent permitted by law, no benefits payable under the contract to a beneficiary or payee are subject to the claims of creditors.

Minimum Benefits

The annuity payments, surrender values and death benefit under the contract are not less than the minimum required by the laws of the state in which the contract is delivered.

Ownership

The contract belongs to You.  You have all rights granted by the contract, including the right to change owners and beneficiaries, subject to the rights of:

1)      Any assignee of record with Us;

2)      Any irrevocable beneficiary; and

3)      Any restricted ownership.

We must receive written notice informing Us of any change, designation or revocation.  Once recorded, a change, designation or revocation takes effect as of the date the written notice was signed.  However, We are not liable for payments made by Us before We record the written notice.    A change of owner may have adverse tax consequences.

Assignment

An assignment may have adverse tax consequences.

You may assign the contract by giving Us written notice.  The assignment does not take effect until We accept and approve it.  We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the State insurance commissioner, to refuse assignments or transfers at any time on a non-discriminatory basis. We will not be responsible for the validity of any assignment. We will not be liable for any payments We make prior to recording the written notice of assignment.

This contract, or any of its riders, is not designed for resale, speculation, arbitrage, viatical settlements or any other type of collective investment scheme.  This contract may not be traded on any stock exchange or secondary market.

Accumulation Unit Value

We determine accumulation unit values for each investment option of Our Separate Account at the end of each valuation period. The accumulation unit value for each investment division was initially set at $10.00.  The accumulation unit value for any business day is equal to the accumulation unit value for the preceding business day multiplied by the net investment factor for that division on that business day.

We determine the net investment factor for each investment option every business day as follows:

•        First, We take the net asset value per share held in the investment option at the end of the current valuation period plus the per share amount of  any investment income dividends or capital gain distributions on shares preceding in the investment options on the current valuation period; minus the per share amount of any capital loss, realized or unrealized, on shares held in the investment options on the current valuation period.

•        Then, We divide this amount by the net asset value per share held in the investment option at the close of business on the preceding business day (after giving effect to any contract transactions on that day).

•        Then, We subtract a daily asset charge for each calendar day between valuation periods (for example, a Monday calculation may include charges for Saturday, Sunday, and Monday). The daily charge for the basic contract  is currently 0.00411% which is an effective annual rate of 1.50%.  This charge is for mortality and expense risks assumed by Us under the contract and to cover administrative costs We incur for transactions related to the Separate Account.

•        Finally, We reserve the right to subtract any other daily charge for taxes or amounts set aside as a reserve for taxes. Generally, this means that We would adjust unit values to reflect what happens to the funds, and also for any charges.

Annuity Payments

The amount of each fixed annuity payment will be set on the Maturity Date and will not subsequently be affected by the investment performance of the investment options.

CALCULATION OF YIELDS AND TOTAL RETURNS

Money Market Investment option Yield Calculation

In accordance with regulations adopted by the Securities and Exchange Commission, Midland National is required to compute the Fidelity VIP Money Market investment option  (called “the money market investment option” for the purpose of this section) current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the money market investment options or on their respective portfolio securities. This current annualized yield is computed for each money market investment option by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) in the value of a hypothetical account having a balance of one unit of the a money market investment option at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for the annual maintenance fee, the mortality and expense risk charge, administration charge, and income and expenses accrued during the period. Because of these deductions, the yield for the money market investment options of the Separate Account will be lower than the yield for the respective money market investment options or any comparable substitute funding vehicle.

The Securities and Exchange Commission also permits Midland National to disclose the effective yield of the money market investment options for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

The yield on amounts held in the money market investment options normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The money market investment options’ actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the money market investment options or substitute funding vehicle, the types and quality of portfolio securities held by the money market investment options or substitute funding vehicle, and operating expenses. In addition, the yield figures are for the base contract only with no rider charges and do not reflect the effect of any surrender charge that may be applicable to a particular contract.

Other Investment option Yield Calculations

Midland National may from time to time disclose the current annualized yield of one or more of the investment options (except the money market investment options) for 30-day periods. The annualized yield of an investment option refers to income generated by the investment option over a specified 30-day period. Because the yield is annualized, the yield generated by an investment option during the 30-day period is assumed to be generated each 30-day period. This yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

YIELD = 2 [ (a - b + 1)6 - 1 ]

cd

Where:     a =     net investment income earned during the period by the portfolio (or substitute funding vehicle) attributable to shares owned by the investment option.

                   b =    expenses accrued for the period (net of reimbursements).

                   c =     the average daily number of units outstanding during the period.

                   d =    the maximum offering price per unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all owner accounts.

Because of the charges and deductions imposed by the Separate Account the yield of the investment option will be lower than the yield for the corresponding portfolio. The yield on amounts held in the investment options normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The investment option's actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Standard Total Return Calculations

Midland National may from time to time also disclose average annual total returns for one or more of the investment options for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P (1 + T)n = ERV

Where:            P =        a hypothetical initial payment of $1,000

                         T =        average annual total return

                         n =        number of years

        ERV =   ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five, or ten-year period, at the end of the one, five, or ten-year period (or fractional portion thereof).

All recurring fees that are charged to all owner accounts are recognized in the ending redeemable value. This includes a contract charges factor that is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the current $40  maintenance fee. This additional amount is based on an average expected accumulation value of $20,000 so it is calculated as $40/$20,000, or 0.20% annually. The standard average annual total return calculations assume the contract is surrendered.

Midland National may disclose average annual total returns in various ways, depicting whether the contract is surrendered or maintained in force.  Accordingly, Midland National may disclose the following types of average annual total return:

1.      The contract is surrendered and

2.      The contract is not surrendered.

Cumulative Total Returns

Midland National may from time to time also disclose cumulative total returns in conjunction with the annual returns described above. The cumulative returns will be calculated using the following formula.

CTR = [ERV/P] - 1

Where:          CTR =     the cumulative total return net of investment option recurring charges for the period.

                       ERV =     ending redeemable value of an assumed $1,000 payment at the beginning of the one, five, or ten-year period at the end of the one, five, or ten-year period (or fractional portion thereof).

                       P      =     an assumed initial payment of $1,000.

Midland National may also disclose the value of an assumed payment of $10,000 (or other amounts) at the end of various periods of time.

Adjusted Historical Performance Data

Midland National may also disclose adjusted historical performance data for an investment option for periods before the investment option commenced operations, based on the assumption that the investment option was in existence before it actually was, and that the investment option had been invested in a particular portfolio that was in existence prior to the investment option's commencement of operations. The portfolio used for these calculations will be the actual portfolio that the investment option will invest in.

Adjusted historical performance data of this type will be calculated as follows. First, the value of an assumed $1,000 investment in the applicable portfolio is calculated on a monthly basis by comparing the net asset value per share at the beginning of the month with the net asset value per share at the end of the month (adjusted for any dividend distributions during the month), and the resulting ratio is applied to the value of the investment at the beginning of the month to get the gross value of the investment at the end of the month. Second, that gross value is then reduced by a “contract charges” factor to reflect the charges imposed under the contract. The contract charges factor is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the current $40 maintenance fee. This additional amount is based on an  average accumulation value of $20,000 so it is calculated as $40/$20,000, or 0.20% annually. The total is then divided by 12 to get the monthly contract charges factor, which is then applied to the value of the hypothetical initial payment in the applicable portfolio to get the value in the investment option. The contract charges factor is assumed to be deducted at the beginning of each month. In this manner, the Ending Redeemable Value (“ERV”) of a hypothetical $1,000 initial payment in the investment option is calculated each month during the applicable period, to get the ERV at the end of the period. Third, that ERV is then utilized in the formulas above.

This type of performance data may be disclosed on both an average annual total return and a cumulative total return basis.  Moreover, it may be disclosed assuming that the contract is not surrendered (i.e., with no deduction for the contingent deferred sales charge) and assuming that the contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales charge).

FEDERAL TAX MATTERS

Tax-Free Exchanges (Section 1035)

Midland National accepts premiums which are the proceeds of a contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code.

We also accept “rollovers” from contracts qualifying as individual retirement annuities or accounts (IRAs), or any other qualified contract which is eligible to “rollover” into an IRA. The Company differentiates between nonqualified contracts and IRAs to the extent necessary to comply with federal tax laws. In all events, a tax adviser should be consulted with and relied upon before you effect an exchange or a rollover.

Required Distributions

In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the code requires any nonqualified contract to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed (1) within five years after the date of that owner's death, or (2) as Annuity payments which will begin within one year of that owner's death and which will be made over the life of the owner's “designated beneficiary” or over a period not extending beyond the life expectancy of that beneficiary. The owner's “designated beneficiary” is the person to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

The nonqualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to qualified contracts.

Non-Natural Person owners

If a non-natural person (e.g., a corporation or a trust) owns a nonqualified contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year.

There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The tax discussion in the prospectus and herein generally applies to contracts owned by natural persons.

Diversification Requirements

The Code requires that the investments of each investment option of the Separate Account underlying the contracts be “adequately diversified” in order for the contracts to be treated as annuity contracts for Federal income tax purposes.  It is intended that each investment option, through the fund in which it invests, will satisfy these diversification requirements.

Owner Control

In some circumstances, owners of variable contracts who retain control over the investment of the underlying Separate Account assets may be treated as owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, We believe that the owner of a contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying Separate Account assets.

Taxation of Qualified Contracts

The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified contract.  Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts (IRAs), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of specific dollar amount or the amount of compensation includible in the individual’s gross income for the year.  The contributions may be deductible in whole or in part, depending on the individual’s income.  Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits.  Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA.  A 10% penalty tax generally applies to distributions made before age 59½, unless certain exceptions apply.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA.  The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.  Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.  A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

DISTRIBUTION OF THE CONTRACTS

The contracts are offered to the public on a continuous basis.  We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.

Sammons Financial Network, LLC (“Sammons Financaial Network”) serves as principal underwriter for the contracts.  Sammons Financial Network is a Delaware limited liability company and its principaloffice is located at 4350 Westown Parkway, West Des Moines, IA 50266.  Sammons Financial Network is an indirect, wholly owned subsidiary of Sammons Enterprises, Inc. of Dallas, Texas, which in turn is the ultimate parent company of Midland National Life Insurance Company.  Sammons Financial Network is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA, Inc.  Sammons Financial Network offers the contracts through its registered representatives.  Sammons Financial Network also may enter into selling agreements with other broker-dealers (“selling firms”) and compensates them for their services.  Registered representatives, who offer contracts, are appointed as insurance agents for Midland National Life Insurance Company.

A  distribution allowance is paid to Sammons Financial Network of 1.00% of total premiums received on [marketing name] Midland National Variable Annuity. The distribution allowance is as follows:

Fiscal Year	Aggregate Amount of Distribution Allowance Paid to Sammons Financial Network *
2011	$0

*Represents an underwriting fee paid to Sammons Financial Network for [marketing name] Midland National Variable Annuity  under Separate Account C.

Sammons Financial Network, LLC or its affiliates via expense sharing agreements will pay the advertising and sales expenses related to the distribution of the contracts.

We and/or Sammons Financial Network may pay certain selling firms additional amounts for:

•         participation in their marketing programs, which may include marketing services and increased access to their sales representatives;

•         sales promotions relating to the contracts;

•         costs associated with sales conferences and educational seminars for their sales representatives; and

•         other sales expenses incurred by them.

We may pay flat dollar amounts to certain selling firms. Our sales and marketing personnel may be permitted to attend selling firm’s annual, sales, and other conferences and/or may be given booth time, speaking time, or access to lists of the selling firm’s registered representatives.

We and/or Sammons Financial Network may make bonus payments to certain selling firms based on aggregate sales or persistency standards.  These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by Midland National. The assets are held separate and apart from our Fixed Account assets. Records are maintained of all premiums and redemptions of fund shares held by each of the investment options.

STATE REGULATION

Midland National is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contracts will be modified accordingly.

RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by Midland National. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to owners semi-annually at their last known address of record.

LEGAL MATTERS

Legal advice regarding certain matters relating to the federal securities laws applicable to the issue and sale of the contracts has been provided by Sutherland Asbill & Brennan LLP, Washington, D.C.

FINANCIAL MATTERS

The financial statements of Midland National Life Separate Account C and Midland National Life Insurance Company as of and for the years ended December 31, 2010, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.  The financial statements and schedules audited by PricewaterhouseCoopers LLP have been included in reliance on their report, given on their authority as experts in accounting and auditing. The mailing address for PricewaterhouseCoopers LLP is as follows:

PricewaterhouseCoopers LLP

100 E. Wisconsin Ave., Suite 1800

Milwaukee, WI 53202

OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

FINANCIAL STATEMENTS

The financial statements of Midland National Life Insurance Company should be considered only as bearing on the ability of Midland National to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of Separate Account C.

Part C

OTHER INFORMATION

 Item 24.

(a)  Financial Statements

Financial statements are included in Part B of the Registration Statement (23)

(b)  Exhibits:

(1)   Resolution of the Board of Directors of Midland National Life Insurance Company authorizing establishment of Separate Account C (3)

(2)   Not Applicable

(3)   (a)   Principal Underwriting Agreement between Midland National Life Insurance Company and Sammons Financial Network (23)

        (b)  Registered Representative Contract  (23)

(4)  (a)     Form of Flexible Premium Deferred Variable Annuity Contract (22)

 (5)  (a)    Form of Application for Flexible Premium Deferred Variable Annuity Contract (23)

(6)   (a)    Articles of Incorporation of Midland National Life Insurance Company (3)

        (b)  By-laws of Midland National Life Insurance Company (3)

(7)   Form of Reinsurance Agreement for contracts issued under this Registration Statement. (8)

(8)   (a)    Form of Participation Agreement between Midland National Life Insurance Company and Fidelity VIP I and VIP II. (14)

(b)   Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund, and Variable Products Fund II.  (2)

(c)   Form of Participation Agreement between Midland National Life Insurance Company and Fidelity VIP III. (15)

(d)   Form of Participation Agreement between Midland National Life Insurance Company and American Century Investment Services Inc. (15)

(e)   Form of Participation Agreement between Midland National Life Insurance Company and Massachusetts Financial Variable Insurance Trusts. (4)

(f)    Form of Participation Agreement between Midland National Life Insurance Company and Lord Abbett Series Funds, Inc. (4)

(g)   Form of Participation Agreement between Midland National Life Insurance Company and Fred Alger Management, Inc.  (5)

(h)   Amendments to Participation Agreement for Lord Abbett Series Funds, Inc.  (1)

(i)   Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund III.  (5)

(j)    Form of Participation Agreement between Midland National Life Insurance Company and Van Eck Associates Corporation. (6)

        (k)   Form of Participation Agreement between Midland National Life Insurance Company and Pacific Investment Management Company LLC.              (7)

        (l)    Form of Participation Agreement between Midland National Life Insurance Company and Rydex Global Advisors. (8)

        (m)  Form of Participation Agreement between Midland National Life Insurance Company and J.P. Morgan Investment Management, Inc. (8)

        (n)   Form of Participation Agreement between Midland National Life Insurance Company and Calvert Asset Management Company, Inc. (8)

        (o)   Form of Participation Agreement between Midland National Life Insurance Company and Janus Capital Management LLC. (8)

(p)   Amendments to Participation Agreement between Midland National Life Insurance Company and Van Eck.  (8)

        (q)   Amendment to Participation Agreement between Midland National Life Insurance Company and Rydex Global Advisors.  (9)

(r)      Amendment to Participation Agreement between Midland National Life Insurance Company and Van Eck.  (10)

(s)   Form of Participation Agreement between Midland National Life Insurance Company and Goldman Sachs Variable Insurance Trust.  (11)

(t)    Form of Participation Agreement between Midland National Life Insurance Company and PIMCO Advisors VIT.  (11)

(u)   Form of Participation Agreement between Midland National Life Insurance Company and Neuberger Berman Advisers Management Trust.  (11)

(v)   Form of Participation Agreement between Midland National Life Insurance Company and AIM Distributors, Inc. (18)

(w)  Form of Premier VIT Novation Agreement to PIMCO Participation Agreement. (19)

(x)      AIM Fund Intermediary Agreement Regarding Compliance with SEC Rule 22c-2 between Midland National Life Insurance Company and A I M Investment Services, Inc.   (20)

(y)     Rule 22c-2 Agreement between Midland National Life Insurance Company and Fred Alger & Company, Inc.   (20)

(z)      Shareholder Information Agreement between Midland National Life Insurance Company and American Century Investment Services, Inc.   (20)

(aa)  Rule 22c-2 Agreement between Midland National Life Insurance Company Calvert Distributors, Inc.   (20)

(bb) SEC Rule 22c-2 Amendment to Participation Agreement between Midland National Life Insurance Company and Fidelity Distributors Corporation.   (20)

(cc)  Variable Annuity Shareholder Information Agreement between Midland National Life Insurance Company and Goldman Sachs Variable Insurance Trust.  (20)

(dd) SEC Rule 22c-2 Amendment to Participation Agreement between Midland National Life Insurance Company and J.P. Morgan Investment Management, Inc  (20)

(ee)  SEC Rule 22c-2 Supplement to Participation Agreement between Midland National Life Insurance Company and Janus Capital Management LLC.  (20)

(ff)    Rule 22c-2 Agreement between Midland National and Lord Abbett Distributor LLC.  (20)

(gg) Rule 22c-2 Shareholder Information Agreement between Midland National and MFS Fund Distributors Inc.  (20)

(hh) Rule 22c-2 Shareholder Information Access Agreement between Midland National and Neuberger Berman Management Inc.  (20)

(ii)     Rule 22c-2 Amendment to Participation Agreement between Midland National and Allianz Global Investors Distributors, Inc., principal underwriters for Premier VIT and PIMCO Variable Insurance Trust.  (20)

(jj)     Rule 22c-2 Agreement between Midland National and Rydex Distributors, Inc.  (20)

(kk)  Shareholder Information Agreement between Midland National and Van Eck Securities Corporation.  (20)

(ll)     Amendment to, Novation Agreement, Participation Agreement between Midland National Life Insurance Company and American Century Investment Services Inc. (21)

(mm)  Amendment to, Novation Agreement, Participation Agreement between Midland National Life Insurance Company and Allianz Global Investors Distributors LLC (“AGID”). (22)

(nn)   Termination, New Agreements and Amendments Relating to Intermediary Agreements for PIMCO Variable Insurance Trust. (22)

(oo) Amendment to Participation Agreement between Midland National Life Insurance Company and Invesco Aim Distributors, Inc. (22)

(9)   (a)   Opinion and Consent of Counsel (23)

(b)   Power of Attorney (22)

(10) (a)   Consent of Sutherland Asbill & Brennan, LLP (23)

(b)   Consent of Independent Registered Public Accounting Firm (23)

(11) Not Applicable

(12) Not Applicable

(13) Performance Data Calculations (8)

(1)       Incorporated herein by reference to Pre-Effective Amendment No. 1 for Form S-6 on August 31, 1999 (File No. 333-80975)

(2)       Incorporated herein by reference to Pre-Effective Amendment No. 2 for Form S-6 on April 23, 1997 (File No. 333-14061)

(3)       Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on February 23, 1998 (File No. 33-64016).

(4)       Incorporated herein by reference to Post-Effective Amendment No. 9 for Form N-4 on April 30, 1999 (File No. 33-64016)

(5)       Incorporated herein by reference to Post-Effective Amendment No. 6 for Form S-6 on February 15, 2001 (File No. 333-14061)

(6)       Incorporated herein by reference to Pre-Effective Amendment No. 1   for Form N-4 on January 14, 2002 (File No. 333-71800)

(7)       Incorporated herein by reference to Post-Effective Amendment No. 11 for Form N-6 on April 29, 2003 (File No. 333-14061)

(8)       Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on April 28, 2003 (File No. 333-71800)

(9)       Incorporated herein by reference to Post-Effective Amendment No. 1 for Form N-4 on April 29, 2004 (File No. 333-108437)

(10)     Incorporated herein by reference to Post-Effective Amendment No. 5 for form N-4 on November 24, 2004 (File No. 333-108437)

(11)     Incorporated herein by reference to Post-Effective Amendment No. 6 for Form N-4 on April 29, 2005 (File No. 333-108437)

(12)     Incorporated herein by reference to Post-Effective Amendment No. 7 for Form N-4 on June 23, 2005 (File No. 333-71800)

(13)     Incorporated herein by reference to Post-Effective Amendment No. 9 for Form N-4 on November 30, 2005 (File No. 333-71800)

(14)     Incorporated herein by reference to Initial N-4 Filing on June 7, 1993 (File 33-64016)

(15)     Incorporated herein by reference to Post-Effective Amendment No. 4 for Form N-4 on April 29, 1997 (File No. 33-64016)

(16)     Incorporated herein by reference to Pre-Effective Amendment No. 1 for Form N-4 on December 15, 2004 (File No. 333-119088)

(17)    Incorporated herein by reference to Initial Filing for Form N-4 on September 2, 2003 (File No. 333-108437)

(18)     Incorporated herein by reference to Post-Effective Amendment No. 6 for Form N-6 on April 26, 2006 (File No. 333-58300)

(19)        Incorporated herein by reference to Post-Effective Amendment No. 10 for Form N-4 on April 28, 2006 (File No. 333-108437).

(20)        Incorporated herein by reference to Post-Effective Amendment No. 12 for Form N-4 on April 28, 2008 (File No. 333-108437)

(21)        Incorporated herein by reference to Post-Effective Amendment No. 18 for Form N-4 on April 28, 2010 (File No. 333-71800)

(22)     Filed herewith

(23)     To be filed by amendment

Item 25. Directors and Officers of the Depositor

Name and Principal Business Address*	Position and Offices with Depositor
Michael M. Masterson***...........................................	Chairman - Director
John J. Craig II***......................................................	Senior Vice President & Treasurer - Director
Robert W. Korba........................................................	Director
David E. Sams.............................................................	Director
Roland C. Baker.........................................................	Director
Willard Bunn, III..........................................................	Director
William D. Heinz..........................................................	Director
Esfandyar E. Dinshaw**..............................................	Chief Executive Officer – Director
Steven C. Palmitier***................................................	President and Chief Operating Officer – Director
Cindy Reed**.............................................................	President, Annuity Division
Robert R. TeKolste.....................................................	Executive Vice President
Stephen P. Horvat, Jr***............................................	Senior Vice President –Legal
Donald T. Lyons **.....................................................	Senior Vice President and Corporate Actuary
David Shaw **............................................................	Senior Vice President and Chief Information Officer
Melody R.J. Jensen.....................................................	Vice President, General Counsel, and Secretary
Daniel M. Kiefer..........................................................	Vice President and Chief Financial Officer
Rebecca L. Luloff**....................................................	Vice President, Chief Administration Officer & Assistant Secretary
Brent A. Mardis**......................................................	Vice President, Chief Risk & Compliance Officer
Robert W. Buchanan...................................................	Vice President, New Business & Underwriting
Timothy A. Reuer........................................................	Vice President, Product Development
Teri L. Ross**............................................................	Vice President, Variable Services
Ronald J. Markway**.................................................	Vice President, New Business – Annuity Division
Michael L. Yanacheak**.............................................	2nd Vice President, Product Development, Annuity Division
Gregory S. Helms........................................................	2nd Vice President, Policy Change & Accounting
Diana Ronald**...........................................................	2nd Vice President, Client Services & Claims and Benefits
Teresa A. Silvius***....................................................	Assistant Vice President Variable Compliance & 38a-1 CCO
Richard T. Hicks.........................................................	Assistant Vice President, Systems Administration & Policy Accounting
Randy D. Shaull...........................................................	Assistant Vice President & Actuary

 *     Unless noted otherwise, the principal business address for each officer and director is One Sammons Plaza, Sioux Falls, SD 57193-9991

**   Annuity Division, 4350 Westown Parkway, West Des Moines, IA 50266

*** 525 W. Van Buren, Chicago, IL 60607

Item 26.

Persons Controlled by or Under Common Control With the Depositor.

The Depositor, Midland National Life Insurance Company (Midland) is an indirect subsidiary of Sammons Enterprises, Inc.  The Registrant is a segregated asset account of Midland.  Shares of Sammons Enterprises, Inc. are held by GreatBanc Trust Company, as Trustee of the Sammons Enterprises, Inc. Employee Stock Ownership Trust (ESOT).   Other direct or indirect subsidiaries of Sammons Enterprises, Inc. (SEI), as of December 31, 2010, are:

Name	Jurisdiction	Percent Of Voting Securities Owned
1900 Capital Inc.	Delaware	100% by CISI
Advisor Research Center, Inc.	Maryland	100% by RFSL
B/D Ops, LLC	Delaware	33% by SSI
Briggs Construction Equipment, Inc.	Delaware	100% by CISI
Briggs Equipment Mexico, Inc. (BEMI)	Delaware	100% by BEI
Briggs Equipment UK Limited	United Kingdom	100% by BII
Briggs Equipment, Inc. (BEI)	Delaware	100% by CISI
Briggs Equipment, S.A. de C.V. (BESA)	Mexico	99% by BEI 1% by BEMI
Briggs International, Inc. (BII)	Delaware	100% by CISI
Cathedral Hill Hotel, Inc.	Delaware	100% by CISI
Consolidated Investment Services, Inc. (CISI)	Nevada	100% by SEI
Controladora Briggs de Mexico, S. de R.L. de C.V	Mexico	99% by BEI 1% by BEMI
Crestpark LP, Inc.	Delaware	100% by CISI
Environment Plastic Solutions, Inc.	Delaware	100% by CISI
First Security Benefit Life Insurance and Annuity Company of New York	New York	100% by SBC
Forklift Operations de Mexico, S.A. de C.V.	Mexico	99% by Controladora 1% by BEMI
GBH Venture Co., Inc.	Delaware	100% by CISI
Gila Bend Power Partners, L.L.C.	Delaware	50% by SPDI
GLAC Holdings, LLC (GLACHL)	Delaware	100% by GPFTHL
GP Holdco, LLC (GHL)	Delaware	100% by GPL
GPFT Holdco, LLC (GPFTHL)	Delaware	100% by GHL
GPI Ventures LLC	Delaware	100% by GPIRI
Guggenheim Capital, LLC (GCL)	Delaware	41% by SAI
Guggenheim Insurance Holdco, LLC (GIHL)	Delaware	100% by GPFTHL
Guggenheim Insurance Services, LLC	Delaware	100% by GIHL
Guggenheim Investment Management Holdings, LLC (GIMHL)	Delaware	100% by GPFTHL
Guggenheim Investment Management, LLC	Delaware	100% by GIMHL
Guggenheim Knights of Security, LLC (GKSL)	Delaware	100% by GPL
Guggenheim Life and Annuity Company	Delaware	100% by GLACHL
Guggenheim Partners, LLC (GPL)	Delaware	100% by GCL
Guggenheim SBC Holdings, LLC (GSHL)	Delaware	100% voting (no ownership) by GKSL
Herakles Investments, Inc. (HII)	Delaware	100% by CISI
Mexicolift Servicios de Personal, S. de R.L. de C.V.	Mexico	99% by Controladora 1% by BEMI
MH Imports, Inc.	Delaware	100% by CISI
Midland National Life Insurance Company (MNL)	Iowa	100% by SFG
MNL Reinsurance Company	Iowa	100% by MNL
Montacargas Yale de Mexico, S.A. de C.V. (YALESA)	Mexico	99% by BEI 1% by BEMI
Mykonos 6420 LP	Texas	85% by MH Imports, Inc.
North American Company for Life and Health Insurance (NACOLAH)	Iowa	100% by SFG
Opus 5949 LLC	Texas	75% by Sammons VPC, Inc.
Otter, Inc.	Oklahoma	100% by CISI
Parkway Mortgage, Inc.	Delaware	100% by CISI
Rydex Distributors, LLC	Kansas	100% by RHL
Rydex Fund Services, LLC (RFSL)	Kansas	100% by RHL
Rydex Holdings, LLC (RHL)	Kansas	100% by SBAM
Rydex Specialized Products, LLC	Delaware	100% by SIL
SAGE Assets, Inc.	Delaware	100% by CISI
Sammons BW, Inc	Delaware	100% by SDHI
Sammons Capital, Inc.	Delaware	100% by SEI
Sammons Corporation	Delaware	100% by CISI
Sammons Distribution Holdings, Inc. (SDHI)	Delaware	100% by CISI
Sammons Financial Group, Inc. (SFG)	Delaware	100% by CISI
Sammons Income Properties, Inc.	Delaware	100% by CISI
Sammons Power Development, Inc.(SPDI)	Delaware	100% by CISI
Sammons Realty Corporation (SRC)	Delaware	100% by CISI
Sammons Securities Company, L.L.C.	Delaware	67% by SSI
Sammons Securities, Inc. (SSI)	Delaware	100% by SFG
Sammons VPC, Inc.	Delaware	100% by SDHI
se2, inc.	Kansas	100% by SBC
Security Benefit Academy, Inc.	Kansas	100% by SBC
Security Benefit Asset Management Holdings, LLC (SBAM)	Kansas	100% by SBC
Security Benefit Corporation (SBC)	Kansas	100% by GSHL
Security Benefit Life Insurance Company (SBL)	Kansas	100% by SBC
Security Distributors, Inc.	Kansas	100% by SBL
Security Financial Resources, Inc.	Kansas	100% by SBC
Security Investors, LLC (SIL)	Kansas	100% by RHL
SFG Reinsurance Company	South Carolina	100% by MNL
Sponsor Investments, L.L.C.	Texas	75% by HII
SRI Ventures LLC	Delaware	99% by SRC
The Grove Park Inn Resort, Inc. (GPIRI)	Delaware	100% by CISI

Item 27. Number of Contract Owners

No contracts have been issued.

Item 28. Indemnification

Midland National Life Insurance Company indemnifies actions against all officers, directors, and employees to the full extent permitted by Iowa law.  This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.  Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29a. Relationship of Principal Underwriter to Other Investment Companies

Sammons Financial Network, LLC, is the principal underwriter of this product.

Item 29b. Principal Underwriters

The directors and principal officers of Sammons Securities Company LLC are as follows: (23)

Name and Principal Business Address*	Positions and Offices with Sammons Financial Network, LLC

*  Unless otherwise indicated, the address of each executive officer of Sammons Securities Company LLC is:  4261 Park Road, Ann Arbor MI  48103.

Item 29c. Compensation of Principal Underwriters

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant with respect to these Contracts (File No. 333-) during the Registrant's last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions*	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation**
Sammons Financial Network, LLC	$0	$0	$0	$0

*Represents commissions paid on the [marketing name] variable annuities.

**Represents an underwriting fee paid to Sammons Financial Network, LLC for [marketing name] variable annuity contract under Separate Account C.

 Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Midland National Life Insurance Company at 4350 Westown Parkway, Suite 300, West Des Moines, IA 50266 and 525 West Van Buren, Chicago, IL 60607.

Item 31. Management Services

No management related services are provided to the Registrant, except as discussed in Parts A and B.

Item 32. Undertakings and Representations

(a) A post-effective amendment to this registration statement will be filed as frequently as is necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Any application to purchase a contract offered by the prospectus will include a space that an applicant can check to request a Statement of Additional Information.

(c) Any Statement of Additional Information and any financial statements required to be made available under this form will be delivered promptly upon written or oral request.

(d) Midland National Life Insurance Company represents that all fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risk assumed by Midland National Life Insurance Company.

Section 403(b) Representation

Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding sections 22(e), 27(c)(1), and 27(d) of the

Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Contracts, and that paragraphs numbered (1) through (4) of that letter will be complied with.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Midland National Life Separate Account C has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Chicago, Illinois this 16th day of  September, 2011.

         By:  MIDLAND NATIONAL LIFE

                                                                                                                       SEPARATE ACCOUNT A (REGISTRANT)

Attest:  /s/ *                                                                                    By:            /s/*

                                                                                                                                 Michael M. Masterson

                                                                                                                                    Chairman of the Board

        By:  MIDLAND NATIONAL LIFE

               INSURANCE COMPANY (DEPOSITOR)

Attest:  /s/ *                                                                                    By:            /s/*

                                                                                                                                 Michael M. Masterson

                                                                                                                                    Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

                      Signatures                                                                         Title

/s/  *                                                                        Chairman of the Board of Directors,

      MICHAEL M. MASTERSON                       Director

/s/  *                                                                        Director, Chief Executive Officer

      Esfandyar E. Dinshaw                         (Principal Executive Officer)

/s/  *                                                                        Director, Senior Vice President

      JOHN J. CRAIG, II

/s/  *                                                                        Director, President & Chief Operating Officer

      STEVEN C. PALMITIER

/s/  *                                                                       Director

      Willard Bunn, III

/s/  *                                                                        Director

      Roland C. Baker

/s/  *                                                                       Vice President & Chief Financial Officer

      Daniel M. Kiefer                                       (Principal Financial & Accounting Officer)

                                                                                Director

      ROBERT W. KORBA

                                                                                Director

      DAVID E. SAMS

                                                                                Director

      William D. Heinz

*By:  /s/                                                                                                  Date:  September 16, 2011

                                Teresa A. Silvius

                                Attorney-in-Fact

                                Pursuant to Power of Attorney

Registration No. 333-

Initial Form N-4 Submission

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C

AND

MIDLAND NATIONAL LIFE INSURANCE COMPANY

EXHIBIT INDEX

Item	Exhibit

24(b)(4)(a)	Form of Flexible Premium Deferred Variable Annuity Contract
24(b)(9)(b)	Power of Attorney

In this Contract, Midland National Life Insurance Company is referred to as “We”, “Us”, “Our”, or the
“Company”. “You” and “Your” refer to the Owner.

We agree to pay the benefits provided by this Contract. This Contract is issued in consideration of the application and payment of the Initial Premium.

RIGHT TO EXAMINE CONTRACT - It is important to Us that You are satisfied with this Contract and that it meets Your insurance goals. Read it carefully. If You are not satisfied with it, You may return it to Us at the address shown on the Specifications Page or to Your agent within 10 days, or as required by state law, after You receive it. We will then void it as of the Issue Date and we will refund the full Accumulation
Value, or if required by state law, the greater of the Accumulation Value or premiums less any partial withdrawals will be paid.

This contract was approved under the authority of the Interstate Insurance Product Regulation
Commission and issued under the Commission standards.

THIS IS A LEGAL CONTRACT BETWEEN YOU AND US. READ IT CAREFULLY.

Individual Flexible Premium Deferred Variable Annuity Contract
Annuity Payments Starting On Maturity Date
Death Benefit Payable Before Maturity Date
Non-Participating - Not Eligible For Dividends

DEATH BENEFIT AND ACCUMULATION VALUES WILL
REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT,
WHICH MAY CAUSE THEM TO INCREASE OR DECREASE

SECTION

RIGHT TO EXAMINE CONTRACT...............................................................

CONTRACT FACE PAGE

DEFINITIONS.............................................................................................

1

GENERAL PROVISIONS............................................................................

2

Changes to the Contract ..............................................................	2.1
Beneficiary..................................................................................	2.2
Change of Beneficiary...................................................................	2.3
Change in Maturity Date...............................................................	2.4
Incontestability.............................................................................	2.5
Misstatement of Age or Sex..........................................................	2.6
Periodic Reports..........................................................................	2.7
Non-participating..........................................................................	2.8
Claims of Creditors.......................................................................	2.9
Minimum Benefits........................................................................	2.10
Payment of Premiums..................................................................	2.11
Owner.........................................................................................	2.12
Assignment.................................................................................	2.13
Postponement of Payments..........................................................	2.14

YOUR INVESTMENT OPTIONS...................................................................

3

The Separate Account..................................................................	3.1
Initial Allocation............................................................................	3.2
Allocations..................................................................................	3.3
Transfers Prior to Maturity Date.....................................................	3.4
Account Investments....................................................................	3.5
Change in Investment Policy.........................................................	3.6
Change of Fund............................................................................	3.7

ACCUMULATION VALUES.........................................................................

4

Separate Account Value...............................................................	4.1
Accumulation Units......................................................................	4.2
Accumulation Unit Value...............................................................	4.3
Net Investment Factor...................................................................	4.4
Charges Against the Investment Option(s)......................................	4.5

SURRENDERS...........................................................................................

5

Surrender....................................................................................	5.1
Surrender Value...........................................................................	5.2

PARTIAL WITHDRAWALS.........................................................................

6

Partial Withdrawals......................................................................	6.1

SYSTEMATIC WITHDRAWAL OPTION.......................................................

7

DEATH BENEFIT........................................................................................

8

Death of the Owner Before the Maturity Date..................................	8.1
Multiple Beneficiaries....................................................................	8.2
Death of Annuitant Before the Maturity Date...................................	8.3
Spousal Continuance....................................................................

PAY-OUT PROVISIONS.............................................................................

9

Payment of Contract Proceeds......................................................	9.1
Frequency of Annuity Payments....................................................	9.2
Fixed Payment Options................................................................	9.3
Additional Payment Plans.............................................................	9.4
Evidence of Age and Survival.........................................................	9.5

SETTLEMENT OPTION TABLES................................................................

APPENDIX

SECTION 1: DEFINITIONS

The following are key words used in this Contract.  They are important in describing both Your rights and Ours.  When they are used, they are capitalized.  As You read Your Contract, refer back to these definitions.

Accumulation Value: The value used to determine annuity payments at maturity and death benefits under this Contract.  The Accumulation Value is equal to the sum of the amounts you have in the Investment Option(s) of the Separate Account.

Administration Fee: A fee based of the Contract Accumulation Value. The amount is shown on the Specifications Page.

Annuitant: The person(s) named in the application and shown on the Specifications Page This is the person whose life is used to determine the amount and duration of any annuity payments involving life contingencies. The Annuitant may not be changed during the Annuitant’s lifetime.   This person may or may not be the Owner.

Beneficiary: The person(s) to whom the death benefit will be paid in the event of the death of the Owner.
Business Day: A day when the New York Stock Exchange is open. A Business Day ends when the New York Stock Exchange closes. The Separate Account will be valued each Business Day.
Contingent Annuitant: The person designated by You who, upon Annuitant’s death prior to the Maturity Date, becomes the Annuitant. Non-natural Owners cannot name a Contingent Annuitant.

Contingent Beneficiary: The person(s) designated by You, to receive the death benefit if the named Primary Beneficiary dies before the death of the Owner. In the event more than one Primary Beneficiary is named, the Contingent Beneficiary will become the Beneficiary only if all named Primary Beneficiaries die before the Owner and only if the Contingent Beneficiary survives the Owner. If more than one Contingent Beneficiary is named, each named Beneficiary will share equally in any benefit or rights granted by this Contract, unless You have given Us other Written Notice.

Contract: The entire Contract between You and Us consisting of the Contract, any attached application, and any Endorsements, Riders, and amendments.
Contract Anniversary: The same date in each year as the Issue Date.

Contract Quarter:  A three-month period that starts on the same date as the Issue Date in each three-month period, as shown on the Specifications Page. For this purpose, the calendar days of 29, 30, and 31 are not used, and We look forward to the next business day.

Endorsement or Rider:  A form which amends this Contract or which provides additional benefits. When an Endorsement or Rider is attached to this Contract, it is a part of this Contract and is subject to all the terms of this Contract unless We state otherwise.

Funds: The investment companies, more commonly called mutual fund companies, which provide the investment vehicles for Separate Account on the Issue Date or as later changed by Us.
Initial Premium: The dollar amount sent to Us by You to initially fund this annuity and issue this Contract. The Initial Premium is shown on the Specifications Page.
Investment Option(s): A division of Our Separate Account which invests exclusively in the shares of a specified portfolio of the Funds.

Issue Age: Age of the Annuitant on the last birthday before the issue date.

Issue Date: The date this Contract is issued and Your rights and benefits begin and from which Contract Anniversaries and Contract Quarters are measured.  The Issue Date is shown on the Specifications Page.

Maintenance Fee: A fee charged by Us, if applicable. The amount is defined on the Specifications Page.
Maturity Date: The latest date on which annuity payments must begin. The Maturity Date is shown on the Specifications Page.
Minimum Accumulation Value: The Minimum Accumulation Value is shown on the Specifications Page.
Minimum Partial Withdrawal Amount: The minimum dollar amount that is allowed by Us to be withdrawn prior to surrender. The amount is shown on the Specifications Page.

Net Premium:  The total premiums received less any reductions for partial withdrawals.  Partial withdrawals will reduce the Net Premium by the same proportion that the partial withdrawal reduced the Accumulation Value.

Owner: The person(s) or entity that is named in the application or on the latest change filed with Us who is entitled to exercise all rights and privileges provided in the Contract.  If the Owner is a non-natural Owner, the death benefit is payable upon the death of the Annuitant.

Payee: The Owner is the Payee on the Maturity Date. The Beneficiary is the Payee of the proceeds at the death of the Owner, if the date of death is prior to the Maturity Date.
Premium Tax: An amount that may be deducted from the Accumulation Value at surrender, annuitization or death.

Primary Beneficiary: The person(s), designated by You, who has the first right to receive the death benefit in the event of the death of the Owner provided such person survives the Owner. If more than one Primary Beneficiary is named, each named Beneficiary will share equally in any benefit or rights granted by the Contract, unless You have given Us other Written Notice.

Proof of Death: Proof of Death may consist of a certified copy of the death certificate or any other proof satisfactory to Us.
Separate Account: Our Separate Account C which receives and invests Your premiums under the Contract.
Surrender Value: The amount available at time of full surrender.
Transaction Closing Time: We may impose closing times that are earlier than the closing time of the Valuation Period to process transfers.

Valuation Period:  A period used in measuring the investment experience of each Investment Option within the Separate Account.

Investment Options will have one Valuation Period during the regular trading day on the New York Stock Exchange and is the time beginning at the close of regular trading on the New York Stock Exchange on the one Business Day and ending at the close of regular trading on the New York Stock Exchange on the next Business Day.

Written Notice: A notice submitted in a written form satisfactory to Us. Written Notice must be signed by the Owner and received by Us at the address shown on the Specifications Page.

 SECTION 2:     GENERAL PROVISIONS

2.1

Changes to the Contract: No one has the right to change any part of this Contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify this Contract.

We may change this Contract without Your consent to conform to state or federal laws or regulations by attaching an Endorsement or Rider to this Contract.

2.2

Beneficiary: The Beneficiary is the person named as Beneficiary on the application or as later changed by sending Us Written Notice, as explained in Section 2.3.  A Beneficiary is revocable unless otherwise stated in the Beneficiary designation.  If no Primary Beneficiary is living at the time of an Owner’s death, the death benefit is payable to the Contingent Beneficiary.  If no Contingent Beneficiary is living at the time of an Owner’s death, the death benefit will be paid to the Owner or Owner’s estate.

If there are joint Owners, the surviving joint Owner, will be the designated Primary Beneficiary and any other Beneficiary(ies) on record will be treated as Contingent Beneficiary(ies).

2.3

Change of Beneficiary: You may change a revocable Beneficiary.  We must receive Written Notice informing Us of the change.  Upon receipt and acceptance by Us, a change takes effect as of the date the Written Notice was signed.  We will not be liable for any payment made before We record the Written Notice.

An irrevocable Beneficiary cannot be changed without permission from the irrevocable Beneficiary.  By designating an irrevocable Beneficiary, You give up the right to change that Beneficiary.

2.4

Change in Maturity Date: At any time after Your first contract year, You may change the Maturity Date by Written Notice.  We must receive Your Written Notice requesting such change at least 30 days prior to the original Maturity Date.

2.5	Incontestability: We will not contest this Contract.
2.6

Misstatement of Age or Sex: If the age or sex of the Annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the premium payments would have purchased at the correct age and sex of the Annuitant.

Any underpayments made by Us will be paid to the Payee.  Any overpayments made by Us will be charged against benefits falling due after adjustment.  All underpayments and overpayments will include interest at the rate required by the jurisdiction in which this Contract is delivered, but not more than 6% per annum.

2.7

Periodic Reports: At least once each year, We will send You a report containing information as required by applicable state law and the following:

1.       The beginning and end dates of the current report period;

2.       The Investment Option account value, if any, at the beginning of the current report period and at the end of the current report period;

3.       The amounts that have credited or debited to the Investment Option account value during the current report period; and

4.       The cash surrender value, if any, at the end of the current report period.

2.8	Non-participating: This Contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.
2.9	Claims of Creditors: To the extent permitted by law, no benefits payable under this Contract to a Beneficiary or Payee are subject to the claims of creditors.
2.10

Minimum Benefits: The annuity payments, Surrender Value and death benefit under this Contract will not be less than the minimum required by the laws of the state, at the time of issue, in which this Contract is delivered.

2.11	Payment of Premiums: The Initial Premium is due on the Issue Date. You may make additional premium payments in any amount and frequency, subject to the limits shown on the Specifications Page.
2.12

Owner: This Contract belongs to You and You are entitled to exercise the rights of the Contract.  There may be joint Owners; however, if there is more than one Owner, both Owners must be designated as each other’s beneficiaries and both must agree to any change or the exercise of any rights under this Contract.

We require the Owner of the Contract to have an insurable interest in the Annuitant. An insurable interest does not exist if the Owner’s sole economic interest in the Annuitant arises as a result of the Annuitant’s death.

You have all rights granted by this Contract, including the right to change Owners and Beneficiaries prior to the Maturity Date, subject to the rights of:

	1)	Any assignee of record with Us;
	2)	Any irrevocable Beneficiary; and
	3)	Any restricted Ownership.

We must receive Written Notice informing Us of any change, designation or revocation.  Once recorded, a change, designation or revocation takes effect as of the date the Written Notice was signed.  However, We are not liable for payments made by Us before We record the Written Notice.

2.13

Assignment: You may assign this Contract.  We must receive Written Notice informing Us of the change.  Upon receipt and acceptance by Us, a change takes effect as of the date the Written Notice was signed.  We will not be liable for any payment made before We record the Written Notice..

2.14	Postponement of Payments: Payments from the Separate Account may be postponed if:
	1)	The New York Stock Exchange is closed or trading on the Exchange is restricted as determined by the Securities and Exchange Commission (“SEC”) or
	2)	The SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or determination of their value not reasonably practicable.

SECTION 3: YOUR INVESTMENT FEATURES
3.1

The Separate Account: The Separate Account is Our Separate Account C, established under the Insurance Laws of the State of Iowa, and is a unit investment trust registered with the SEC under the Investment Company Act of 1940.  It is also subject to the laws of Iowa.  We own the assets of the account; We established the account to support variable annuity Contracts.  The assets in the Separate Account equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities arising out of Our other business.

3.2	Initial Allocation: The Initial Premium will be allocated to the selected Investment Option(s) of the Separate Account on the Issue Date.
3.3

Allocations: The Separate Account has several Investment Options and are shown on the Specifications Page.  You determine, using dollar amounts or percentages, how premiums will be allocated to the Investment Option(s). You may choose to allocate nothing to a particular Investment Option.

We reserve the right to limit the number of Investment Options in which You have premiums invested.

You may change the allocation for subsequent premiums at any time while the Contract is in force.  To do so, You must send Us Written Notice or contact us by telephone, if telephone authorization is provided by You.  The change will take effect on the date We receive notice.

3.4

Transfers Prior to Maturity Date:  You may request in writing, or by other acceptable means at Our sole discretion, to transfer amounts from one Investment Option to another.  The minimum amount You may transfer is shown in the Specifications Page.  This minimum need not come from any one Investment Option or be transferred to any one Investment Option.  The minimum applies to the net amounts being transferred at Your request.

You may request an unlimited number of transfers; however we reserve the right to charge a Transfer Fee, as shown on the Specifications Page.  Any charge, if applicable, will be deducted pro-rata at the time of the transfer.  We also reserve the right to limit trading activity according to the rules set forth by the underlying portfolio of Funds and reject excessive exchanges or purchases if the trade would disrupt the management of the Separate Account, any division of the Separate Account or any underlying mutual fund. In addition, we may suspend or modify transfer privileges in our sole discretion at any time to prevent market timing efforts that could disadvantage other owners.

The amount remaining in any Investment Option after deducting the transfer must be equal to or greater than zero.  The transfer will be processed as of the Valuation Period that We receive proper notification prior to the Transaction Closing Time.

3.5

Account Investments: We use the assets of Our Separate Account to buy shares in the Funds.  Each Investment Option is invested in a corresponding specific portfolio.  Income and realized and unrealized gains and losses from Our shares in each portfolio are credited to, or charged against, the Investment Option.  This is without regard to income, gains, or losses in Our other investment accounts.

We will always keep assets in the Separate Account with a total value at least equal to the Accumulation Values under Contracts like this one.  To the extent those assets do not exceed this amount, We use them only to support those policies; We do not use those assets to support any other business We conduct.  We may use any excess over this amount in any way We choose.

3.6

Change in Investment Policy – A portfolio of the Funds may make a material change in its investment policy.  In that case, We will send You a notice of the change.  Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount You have in that Investment Option to another Investment Option of Our Separate Account.  The process for changing the investment policy of the Separate Account will be approved by Iowa, our state of domicile, and the process for doing so is on file with the Insurance Commissioner in the state in which this Contract is delivered.

3.7

Change of Fund – A portfolio might, in Our judgment, become unsuitable for investment by an Investment Option. This may happen because of a change in investment contract, or a change in the laws or regulations, or because the shares are no longer available for investment, or for some other reason.  If that occurs, We have the right to substitute another portfolio of the Funds, or to invest in a Fund other than the ones We show on the supplemental application.  However, We would first seek approval from the SEC and, where required, the insurance regulator where this Contract is delivered.

SECTION 4: ACCUMULATION VALUES
4.1

Separate Account Value:  The amount You have in Our Separate Account at any time will be the sum of the values in each Investment Option.  The value in each Investment Option is equal to (a) multiplied by (b) where:

	a)	is the accumulation unit value as of the end of the Valuation Period for which the value in the Investment Option is determined
	b)	is the number of accumulation units in the Investment Option
We guarantee that adverse mortality and expense experience will not affect the amount You have in Our Separate Account.
4.2

Accumulation Units:  We will credit amounts to or deduct amounts from the Investment Option(s) in the Separate Account in the form of accumulation units prior to the Maturity Date.  Credits are premiums and transfers into an Investment Option.  Deductions are Maintenance Fees, Transfer Fees, transfers out of an Investment Option, partial withdrawals, full surrender and death.  The number of accumulation units to be credited or deducted from any Investment Option will be determined by dividing the amount to be credited or deducted from the Investment Option by the accumulation unit value of the Investment Option.  Accumulation units will be credited or deducted using the accumulation unit value for the Valuation Period during which the transaction occurs.

4.3

Accumulation Unit Value:  The initial accumulation unit value of each Investment Option is set at $10.00.  The accumulation unit value for each subsequent Valuation Period is then determined at the end of the Valuation Period and will be equal to the net investment factor for that period multiplied by the accumulation unit value for the immediately preceding Valuation Period.  The accumulation unit value applies to each Valuation Period.  The accumulation unit value may increase or decrease from one Valuation Period to the next.

4.4

Net Investment Factor: The net investment factor is an index used to measure the investment performance of an Investment Option from one Valuation Period to the next.  The net investment factor can be greater or less than one; therefore, the accumulation unit value may increase or decrease.

The net investment factor for each Investment Option for a Valuation Period is determined by adding (a) and (b), subtracting (c) and then dividing the result by (a) where:

	a)	is the value of the assets at the end of the preceding Valuation Period;
	b)	is the investment income and capital gains, realized or unrealized, credited during the current Valuation Period;
	c)	is the sum of:
		1)	the capital losses, realized or unrealized, charged during the current Valuation Period plus any amount charged or set aside for taxes during the current Valuation Period; plus
		2)	the Mortality and Expense Charge for each day in the current Valuation Period; plus
		3)	the administration fee for each day in the current Valuation Period.

4.5

Charges Against the Investment Option: In determining the accumulation unit value, We deduct the Mortality and Expense Charge and Administration Fee, as shown on the Specifications Page, from the assets of each Investment Option.

The earnings of the Separate Account are taxed as part of Our operations.  At the present time, We do not expect to incur taxes on earnings of any Investment Option to the extent that earnings are credited under this Contract.  If We incur additional taxes due to the operation of the Separate Account, We may make charges for such taxes against the Investment Option(s).

SECTION 5:      SURRENDERS

5.1

Surrender: You may surrender this Contract for its Surrender Value at any time prior to the Maturity Date.  The Surrender Value will be processed as of the Valuation Period that We receive Written Notice prior to the Transaction Closing Time.

We will pay the Surrender Value within seven days after We receive Written Notice.  We may defer payment for a longer period as described in Section 2.14 of this Contract.

Surrender Value: The Surrender Value is equal to:
	1)	The Accumulation Value; less
	2)	The Maintenance Fee, if any; less
	3)	Any applicable Premium Tax.

SECTION 6:      PARTIAL WITHDRAWALS

6.1

Partial Withdrawals: You may withdraw part of the Accumulation Value at any time before the Maturity Date, subject to the Minimum Partial Withdrawal Amount shown on the Specifications Page.  A partial withdrawal may not bring the Accumulation Value below the Minimum Accumulation Value shown on the Specifications Page.

We will generally pay the partial withdrawal amount within seven days after We receive a properly completed partial withdrawal request in good order.  We may defer payment for a longer period described in Section 2.14 of this Contract.

Unless You specify otherwise, Your partial withdrawal will be deducted from each Investment Options in the same proportion as each Investment Option bears to Your Accumulation Value.  This allocation is subject to minimum amount requirements.  Partial withdrawals will be processed as of the Valuation Period that We receive proper notification prior to the Transaction Closing Time.

SECTION 7:  SYSTEMATIC WITHDRAWAL OPTION

You may elect a systematic withdrawal option if all of the following requirements are satisfied as of the date we receive your request:
	1)	The Owner is living,
	2)	The Contract has not reached the Maturity Date, and
	3)	Your right to examine the Contract has expired.

All systematic withdrawals are considered partial withdrawals and will be deducted from each Investment Option in the same proportion as each Investment Option bears to Your Accumulation Value.  Withdrawals may be made monthly, quarterly, semi-annually or annually.  However, We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $100.  Systematic withdrawals will be processed as of the Valuation Period that We receive proper notification prior to the Transaction Closing Time.    You may discontinue systematic withdrawals at any time.

The balance remaining in the Accumulation Value will continue to increase or decrease, depending on the investment experience of the Investment Option(s) in which Your Accumulation Value resides.  If Your Accumulation Value declines, systematic withdrawals may no longer be supported.

SECTION 8:  DEATH BENEFIT

8.1

Death of the Owner Before the Maturity Date: If the Owner dies prior to the Maturity Date We will pay a death benefit upon receipt of a complete death benefit claim.  A complete death benefit claim includes all of the following in good order:

(a)      Proof of Death,

(b)      an election of how the death benefit is to be paid, and

(c)   any other documentation that We require.

Notification of Death:

At the time of notification of death and upon the receipt of documentation of death, the beneficiary(ies) will have the following options:

(a)     Money Market Option: notify Us to allocate the Accumulation Value into the Money Market or other fund as designated by Us. All beneficiaries must authorize the allocation to Money Market.

(b)     Existing Allocation(s) Option: Unless We receive written notification to move the Accumulation Value to the Money Market we will leave the Accumulation Value in the current Investment Options.

Death Benefit Calculation:

The death benefit will be calculated as of the Valuation Period that We receive a complete death benefit claim from the first beneficiary of record prior to the Transaction Closing Time.

The amount of the death benefit will be calculated based on the greater of Net Premium or the Accumulation Value of the Contract.

The death benefit amount will be increased by interest at the rate required by the jurisdiction in which this Contract is delivered from the date we receive all required documents until payment is made, less any applicable Premium Tax.

If the Owner dies before the entire interest in the Contract has been distributed, and the surviving spouse is not the sole Beneficiary, any remaining balance will:
	1)	Be distributed to the appropriate Beneficiary within 5 years from the death of the Owner.
	2)	Be distributed over the life of the Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary, and
	3)	Such distributions must begin no later than one year after the date of death or a later date as prescribed by Internal Revenue Service regulations.
Each beneficiary may elect one of the following death benefit options:
	1)	Paid in a single sum; or
	2)	Elect a payment plan, as described in Section 9 of this contract.
After payment of all of the death benefit, the Contract is terminated.

8.2

Multiple Beneficiaries:

If there are multiple beneficiaries, each beneficiary will receive their proportional share of the death proceeds as of the date we receive an election of how their portion of the death benefit is to be paid.

8.3

Death of Annuitant Before the Maturity Date: If the Contract is owned by a natural person and the Annuitant dies before the Maturity Date, the Contingent Annuitant becomes the Annuitant.  You will be the Contingent Annuitant unless You name someone else.  The Annuitant must be a natural person.  If the Annuitant dies and no Contingent Annuitant has been named, we will allow You 60 days to designate someone other than yourself as the Annuitant.

8.4	Spousal Continuance: If the Owner dies, and the Beneficiary is the deceased Owner’s spouse, the Beneficiary may elect to continue this Contract as the new Owner.

Payments under this Section are in full settlement of all liability under this Contract.

SECTION 9:      PAY-OUT PROVISIONS

9.1

Payment of Contract Proceeds: On the Maturity Date, We will pay the Accumulation Value less Premium Tax, if any, of this Contract to the Owner if living.  You may elect to have the value paid under one of the payment plans described below.  The election of a payment plan must be made in writing at least 30 days prior to the Maturity Date.  If no election is made, the automatic payment plan of a life annuity with 10 year certain period under Option 2 (monthly income for a minimum of 120 months and as long thereafter as the Annuitant lives) will be applied.

If the Accumulation Value, less Premium Tax (if any), on the Maturity Date is less than $2,000, the annual payment is less than $20, or the Payee is a corporation, partnership, association, trustee or assignee, We reserve the right to pay the full value to the Owner in a lump sum cash payment.

Annuity payments will not be less than those that would be provided by the application of the cash surrender value to purchase a single premium immediate annuity contract at purchase rates offered by the company at the time of the same class of annuitants.

9.2

Frequency of Annuity Payments: Annuity payments will be made monthly, unless a different mode of payment is elected.  If monthly payments would be less than $50, We reserve the right to change the payment frequency, so that payments are at least $50.

9.3

Fixed Payment Options:  Payments and earnings under the fixed payment options are not affected by the investment experience of any Investment Option.  Interest credited on all fixed payment options will never be less than 1.0%.

Option 1 - Income for Specified Period:

We will pay an income for a specific number of years in equal installments.  We guarantee these payments to be at least those shown in Table 1.

Installments shown are for each $1,000 of value applied based on a minimum interest of 1.0% per annum.

At Our sole discretion, excess interest may be paid or credited from time to time in addition to the payments guaranteed under Option 1.

Option 2 - Life Annuity:
Life Only: We will pay equal monthly payments during the lifetime of the Annuitant. Upon the death of the Annuitant, payments will cease.

With Certain Period: We will pay equal monthly payments for a selected number of  guaranteed payments, and then for as long as the Payee is living thereafter.

We guarantee these payments to be at least those shown in Table 2.

Installments shown are for each $1,000 of value applied, based on Annuity 2000 Tables and a minimum interest of 1.0% per annum.

Option 3 - Income for a Specified Amount:

We pay income of the specified amount until the principal and interest are exhausted.  The specified amount is subject to the limitation that principal and interest must be payable for at least 5 years, and must be exhausted at the end of 20 years.  Payments will begin on the Maturity Date and will continue until the principal and interest, at the rate of 1.0% compounded per annum, are exhausted.

Option 4 - Joint and Survivor Income: We will pay monthly payments during the lifetime of the Annuitant and the named Beneficiary.  We determine the payment by the sex and age of each person from Table 3.  The Annuitant must be at least 50 years old, and the Beneficiary/Payee must be at least 45 years old, at the time of the first monthly payment.  We will furnish values for age or sex combinations not shown in the table on request.

Installments shown are monthly and are for each $1,000 of value applied, based on Annuity 2000 Tables and a minimum interest of 1.0% per annum.

9.4

Additional Payment Plans: If, at the time You elect a payment plan, We offer payment plans in addition to those listed, You may elect to have annuity payments made under any payment plan offered by Us.

9.5

Evidence of Age and Survival: Income under Options 2 and 4 of the fixed payment plans is based on the age of the Annuitant.  We require proof of age.  We reserve the right to require proof of survival under these options.

APPENDIX

TABLE 1

INCOME FOR SPECIFIED PERIOD FACTORS

Payments shown are for each $1,000 of net proceeds applied.  Interest is [1.00%], and is subject to change as described in the Pay-Out Provisions Section.

Specified Period not to exceed 20 years.  Payment will begin upon election.

ANNUAL YEARS	ANNUAL	SEMI-ANNUAL	QUARTERLY	MONTHLY
1	[N/A	[N/A	[N/A	[N/A
2	N/A	N/A	N/A	N/A
3	N/A	N/A	N/A	N/A
4	N/A	N/A	N/A	N/A
5	203.99	102.25	51.19	17.07
6	170.83	85.63	42.86	14.30
7	147.15	73.76	36.92	12.31
8	129.39	64.85	32.46	10.83
9	115.58	57.93	29.00	9.67
10	104.53	52.39	26.23	8.75
11	95.49	47.86	23.96	7.99
12	87.96	44.09	22.07	7.36
13	81.59	40.90	20.47	6.83
14	76.13	38.16	19.10	6.37
15	71.40	35.79	17.91	5.97
16	67.27	33.71	16.88	5.63
17	63.62	31.89	15.96	5.32
18	60.37	30.26	15.15	5.05
19	57.47	28.80	14.42	4.81
20	54.86	27.50	13.76	4.59

*Each monthly payment for the number of years elected, not to exceed 20 years. Payments will begin on the Maturity Date.

TABLE 2

MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below.  Amount of each monthly installment shown is per $1,000 of net proceeds.  Amounts are based on [Annuity 2000 Table] and [1.00%] interest.

Unisex

Age of Payee	Life Only	Life with 10 Year Certain	Life with 20 Year Certain	Age of Payee	Life Only	Life with 10 Year Certain	Life with 20 Year Certain
25	1.83	1.83	1.83	63	3.85	3.79	3.56
26	1.86	1.86	1.85	64	3.97	3.91	3.64
27	1.88	1.88	1.88	65	4.11	4.03	3.72
28	1.90	1.90	1.90	66	4.25	4.16	3.80
29	1.93	1.93	1.92	67	4.40	4.29	3.87
30	1.95	1.95	1.95	68	4.56	4.44	3.95
31	1.98	1.98	1.97	69	4.74	4.59	4.02
32	2.01	2.01	2.00	70	4.93	4.75	4.09
33	2.03	2.03	2.03	71	5.13	4.92	4.16
34	2.06	2.06	2.06	72	5.35	5.09	4.22
35	2.09	2.09	2.09	73	5.59	5.27	4.27
36	2.13	2.12	2.12	74	5.84	5.46	4.32
37	2.16	2.16	2.15	75	6.12	5.66	4.37
38	2.19	2.19	2.18	76	6.42	5.86	4.41
39	2.23	2.23	2.22	77	6.74	6.07	4.44
40	2.27	2.26	2.25	78	7.09	6.28	4.47
41	2.30	2.30	2.29	79	7.47	6.49	4.50
42	2.35	2.34	2.33	80	7.88	6.69	4.52
43	2.39	2.38	2.37	81	8.32	6.90	4.54
44	2.43	2.43	2.41	82	8.81	7.10	4.55
45	2.48	2.47	2.45	83	9.33	7.29	4.56
46	2.53	2.52	2.50	84	9.90	7.46	4.57
47	2.58	2.57	2.55	85	10.51	7.63	4.57
48	2.63	2.62	2.59	86	11.17	7.78	4.58
49	2.68	2.68	2.64	87	11.87	7.92	4.58
50	2.74	2.73	2.70	88	12.63	8.05	4.59
51	2.80	2.79	2.75	89	13.43	8.16	4.59
52	2.87	2.85	2.81	90	14.27	8.26	4.59
53	2.93	2.92	2.87	91	15.15	8.35	4.59
54	3.00	2.99	2.93	92	16.07	8.42	4.59
55	3.08	3.06	2.99	93	17.03	8.49	4.59
56	3.16	3.14	3.05	94	18.03	8.55	4.59
57	3.24	3.22	3.12	95	19.08	8.60	4.59
58	3.33	3.30	3.19	96	20.20	8.64	4.59
59	3.42	3.39	3.26	97	21.39	8.67	4.59
60	3.52	3.48	3.33	98	22.72	8.70	4.59
61	3.62	3.58	3.41	99	24.20	8.72	4.59
62	3.73	3.68	3.48	100	25.91	8.73	4.59
TABLE 2 (continued)

MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below.  Amount of each monthly installment shown is per $1,000 of net proceeds.  Amounts are based on Annuity 2000 Table and 1.5% interest.

Female

Age of Payee	Life Only	Life with 10 Year Certain	Life with 20 Year Certain	Age of Payee	Life Only	Life with 10 Year Certain	Life with 20 Year Certain
25	1.83	1.83	1.83	63	3.85	3.79	3.56
26	1.86	1.86	1.85	64	3.97	3.91	3.64
27	1.88	1.88	1.88	65	4.11	4.03	3.72
28	1.90	1.90	1.90	66	4.25	4.16	3.80
29	1.93	1.93	1.92	67	4.40	4.29	3.87
30	1.95	1.95	1.95	68	4.56	4.44	3.95
31	1.98	1.98	1.97	69	4.74	4.59	4.02
32	2.01	2.01	2.00	70	4.93	4.75	4.09
33	2.03	2.03	2.03	71	5.13	4.92	4.16
34	2.06	2.06	2.06	72	5.35	5.09	4.22
35	2.09	2.09	2.09	73	5.59	5.27	4.27
36	2.13	2.12	2.12	74	5.84	5.46	4.32
37	2.16	2.16	2.15	75	6.12	5.66	4.37
38	2.19	2.19	2.18	76	6.42	5.86	4.41
39	2.23	2.23	2.22	77	6.74	6.07	4.44
40	2.27	2.26	2.25	78	7.09	6.28	4.47
41	2.30	2.30	2.29	79	7.47	6.49	4.50
42	2.35	2.34	2.33	80	7.88	6.69	4.52
43	2.39	2.38	2.37	81	8.32	6.90	4.54
44	2.43	2.43	2.41	82	8.81	7.10	4.55
45	2.48	2.47	2.45	83	9.33	7.29	4.56
46	2.53	2.52	2.50	84	9.90	7.46	4.57
47	2.58	2.57	2.55	85	10.51	7.63	4.57
48	2.63	2.62	2.59	86	11.17	7.78	4.58
49	2.68	2.68	2.64	87	11.87	7.92	4.58
50	2.74	2.73	2.70	88	12.63	8.05	4.59
51	2.80	2.79	2.75	89	13.43	8.16	4.59
52	2.87	2.85	2.81	90	14.27	8.26	4.59
53	2.93	2.92	2.87	91	15.15	8.35	4.59
54	3.00	2.99	2.93	92	16.07	8.42	4.59
55	3.08	3.06	2.99	93	17.03	8.49	4.59
56	3.16	3.14	3.05	94	18.03	8.55	4.59
57	3.24	3.22	3.12	95	19.08	8.60	4.59
58	3.33	3.30	3.19	96	20.20	8.64	4.59
59	3.42	3.39	3.26	97	21.39	8.67	4.59
60	3.52	3.48	3.33	98	22.72	8.70	4.59
61	3.62	3.58	3.41	99	24.20	8.72	4.59
62	3.73	3.68	3.48	100	25.91	8.73	4.59

TABLE 2 (continued)

MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below.  Amount of each monthly payment shown is per $1,000 of net proceeds.  Amounts are based on [Annuity 2000 Table] and [1.00%] interest.

Male

Age of Payee	Life Only	Life with 10 Year Certain	Life with 20 Year Certain	Age of Payee	Life Only	Life with 10 Year Certain	Life with 20 Year Certain
25	1.93	1.93	1.92	63	4.27	4.17	3.76
26	1.95	1.95	1.95	64	4.42	4.30	3.83
27	1.98	1.98	1.97	65	4.58	4.43	3.90
28	2.01	2.00	2.00	66	4.75	4.57	3.97
29	2.03	2.03	2.03	67	4.93	4.72	4.03
30	2.06	2.06	2.05	68	5.12	4.87	4.09
31	2.09	2.09	2.08	69	5.32	5.03	4.15
32	2.12	2.12	2.11	70	5.54	5.19	4.21
33	2.16	2.15	2.15	71	5.77	5.36	4.26
34	2.19	2.19	2.18	72	6.02	5.54	4.31
35	2.22	2.22	2.21	73	6.28	5.71	4.35
36	2.26	2.26	2.25	74	6.57	5.89	4.39
37	2.30	2.30	2.28	75	6.87	6.08	4.42
38	2.34	2.34	2.32	76	7.19	6.26	4.45
39	2.38	2.38	2.36	77	7.54	6.44	4.48
40	2.42	2.42	2.40	78	7.90	6.63	4.50
41	2.47	2.46	2.44	79	8.30	6.81	4.52
42	2.52	2.51	2.48	80	8.72	6.99	4.54
43	2.57	2.56	2.53	81	9.18	7.16	4.55
44	2.62	2.61	2.58	82	9.66	7.33	4.56
45	2.67	2.66	2.62	83	10.18	7.48	4.57
46	2.73	2.72	2.67	84	10.73	7.63	4.57
47	2.79	2.77	2.72	85	11.32	7.77	4.58
48	2.85	2.83	2.78	86	11.95	7.90	4.58
49	2.91	2.90	2.83	87	12.62	8.02	4.58
50	2.98	2.96	2.89	88	13.33	8.13	4.59
51	3.05	3.03	2.95	89	14.08	8.23	4.59
52	3.12	3.10	3.01	90	14.89	8.32	4.59
53	3.20	3.18	3.07	91	15.74	8.40	4.59
54	3.28	3.25	3.13	92	16.64	8.47	4.59
55	3.37	3.34	3.20	93	17.60	8.53	4.59
56	3.46	3.42	3.27	94	18.63	8.58	4.59
57	3.56	3.51	3.33	95	19.73	8.62	4.59
58	3.66	3.61	3.40	96	20.92	8.66	4.59
59	3.77	3.71	3.47	97	22.23	8.69	4.59
60	3.88	3.81	3.55	98	23.68	8.71	4.59
61	4.00	3.93	3.62	99	25.32	8.73	4.59
62	4.13	4.04	3.69	100	27.20	8.74	4.59

TABLE 3

JOINT AND SURVIVOR INCOME FACTORS
We will furnish values for age combinations not shown in the table on request. They will be calculated on the same basis as those in this table.

         Female Age                                                        Male Age

                                             45               50               55               60               65               70

45	2.25	2.32	2.37	2.41	2.44	2.45
50	2.36	2.46	2.55	2.62	2.66	2.69
55	2.45	2.60	2.73	2.84	2.93	2.98
60	2.52	2.71	2.90	3.07	3.22	3.33
65	2.57	2.80	3.04	3.29	3.53	3.72
70	2.61	2.87	3.16	3.48	3.82	4.14

Payments shown are monthly and are for each $1,000 of net proceeds applied. Based on [Annuity 2000 Tables], and [1.00%] interest. Payment will begin upon election.

Individual Flexible Premium Deferred Variable Annuity Contract
Annuity Payments Starting On Maturity Date
Death Benefit Payable Before Maturity Date
Non-Participating - Not Eligible For Dividends

ANNUITY PAYMENTS, DEATH BENEFIT AND ACCUMULATION VALUES WILL
REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT,
WHICH MAY CAUSE THEM TO INCREASE OR DECREASE

POWER OF ATTORNEY

The undersigned directors and officers of Midland National Life Insurance Company, an Iowa corporation (the “Company”), hereby constitute and appoint Stephen P. Horvat Jr., and Teresa A. Silvius, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 (33-16354; 33-76318; 333-14061; 333-14081; 333-80975; 333-58300; 333-148111; 333-148824; 333-153825; 333-119088; 333-108437; 333-71800; 33-64016; 333-128910; 333-128978) and under the Investment Company Act of 1940 (811-05271; 811-07772) with respect to any life insurance or annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and him or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this __ _day of                       2011.

SIGNATURE                             DATE                SIGNATURE                                         DATE

/s/                                            1/27/11             /s/                                                        1/27/11

Michael M. Masterson                                        John J. Craig II

/s/                                            1/28/11             /s/                                                        1/27/11

Steven C. Palmitier                                            Esfandyar E. Dinshaw

/s/                                            1/26/11             /s/                                                        1/27/11

Roland C. Baker                                                Willard Bunn, III

/s/                                            1/26/11

Daniel M. Kiefer